Exhibit 2.1
Execution Version

EQUITY PURCHASE AGREEMENT

BY AND AMONG

MGM RESORTS INTERNATIONAL,

BOYD ATLANTIC CITY, INC.,

AND

BOYD GAMING CORPORATION

DATED AS OF MAY 31, 2016

Section 5.4 Consents and Approvals	39
Section 5.5 Brokers	39
Section 5.6 Litigation	39
Section 5.7 Investment Representations	39
Section 5.8 No Other Seller Representations or Warranties; Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	39
Section 5.9 Licensability	40
Section 5.10 Compliance with Gaming Laws	40
Section 5.11 Financing	41

ARTICLE VI CERTAIN COVENANTS	41

Section 6.1 Ordinary Course	41
Section 6.2 No Control of Other Party's Business	44
Section 6.3 Seller Cooperation	44
Section 6.4 Termination or Amendment of Agreements	46
Section 6.5 Notifications to Purchaser	46
Section 6.6 Disclosure Supplements	46
Section 6.7 No Alternative Transactions	47
Section 6.8 Publicity	47
Section 6.9 Government Filings	47
Section 6.10 Government Approvals	48
Section 6.11 Government Licenses and Rights	49
Section 6.12 Estoppels	49
Section 6.13 Customer Database	49
Section 6.14 Certain Employee Matters	49
Section 6.15 Further Assurances and Actions	50
Section 6.16 Tax Matters	50
Section 6.17 CRDA Funds	53
Section 6.18 Existing Company Indebtedness	54

ARTICLE VII CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS TO CLOSE	54

Section 7.1 Performance and Accuracy of Representations	54
Section 7.2 Institution of Actions; Injunction	54
Section 7.3 Company Material Adverse Effect	54
Section 7.4 Deliveries by Seller	54
Section 7.5 Gaming Approvals	54
Section 7.6 Consents	55
Section 7.7 Termination or Amendment of Agreements	55
Section 7.8 Material Casualty or Condemnation	55

ARTICLE VII CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS TO CLOSE	55

Section 8.1 Performance and Accuracy of Representations	55
Section 8.2 Institution of Actions; Injunction	55
Section 8.3 Deliveries by Purchaser	55
Section 8.4 Gaming Approvals	56

ARTICLE IX IDEMNIFICATION	56

Section 9.1 Survival and Waiver of Indemnification and Exculpation Rights	56
Section 9.2 Indemnification by the Boyd Parties	56
Section 9.3 Indemnification by Purchaser	57
Section 9.4 Limitations on Indemnification	57
Section 9.5 Tax Treatment of Indemnity Payments	59
Section 9.6 Notice and Payment of Claims	59
Section 9.7 Third Party Claims	59

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is entered into as of May 31, 2016 (the “Effective Date”), by and among MGM Resorts International, a Delaware corporation (“Purchaser”), Boyd Atlantic City, Inc., a New Jersey corporation ( “Seller”), and Boyd Gaming Corporation, a Nevada corporation (“Parent”, and together with Seller, the “Boyd Parties” and each, a “Boyd Party”). Each of Purchaser, Seller and Parent is referred to as a “party” and collectively as the “parties.”

W I T N E S S E T H

WHEREAS, as of the date of this Agreement, each of MAC, Corp., a New Jersey Corporation (“MGM Member”), a wholly owned subsidiary of Purchaser, and Seller owns a fifty percent (50%) membership interest in Marina District Development Holding Co., LLC, a New Jersey limited liability company (the “JV Entity”);

WHEREAS, the JV Entity, through its wholly owned subsidiary Marina District Development Company, LLC, a New Jersey limited liability company (“MDDC”), owns and operates the Borgata Hotel Casino & Spa and related assets in Atlantic City, New Jersey;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, Seller’s forty-nine percent (49%) membership interest in the JV Entity (the “Transferred Interest”) of Seller’s fifty percent (50%) membership interest in the JV Entity; and

WHEREAS, immediately following the consummation of the sale of the Transferred Interest to Purchaser, the JV Entity shall redeem Seller’s remaining 1% membership interest in the JV Entity (the “Redeemed Interest”) upon the terms and conditions set forth in the Redemption Agreement (as defined below).

NOW THEREFORE, in consideration of the foregoing and of the respective representations, warranties, covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions stated herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1     Definitions. In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:

“AC Tax Refund” means the property Tax refund or credits (including but not limited to interest thereon) due and owing to the Companies by the City of Atlantic City, New Jersey, with respect to the Companies’ property Tax assessments for Tax years 2009 through 2015, including but not limited to any such refund, credits, or interest with respect to the AC Settlement Agreement and the AC Tax Judgment.

“AC Settlement Agreement” means that certain Amended and Restated Settlement Agreement, effective as of June 5, 2014, by and between MDDC and the City of Atlantic City, New Jersey.

“AC Tax Judgment” means MDDC’s Tax Court of New Jersey Final Judgments for Tax years 2009 and 2010 entered October 18, 2013 at Docket Numbers 008116-2009, 008117-2009, 003188-2010 and 003194-2010.

“Accounting Firm” has the meaning set forth in Section 2.5(c).

“Action” means any action, suit, claim, litigation, proceeding, arbitration, audit, investigation, or hearing (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, any Governmental Body or any arbitrator.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For these purposes, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of any Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Attribute Allocation Agreement” means that certain Attribute Allocation Agreement, effective as of the income tax year ending December 31, 2003, by and among Purchaser, Seller, the JV Entity, and MDDC.

“Audited Balance Sheets” has the meaning set forth in Section 4.3.

“Audited Financial Statements” has the meaning set forth in Section 4.3.

“Base Valuation” means $1,800,000,000.

“Basket” means an amount equal to $5,625,000.

“Boyd Parties” has the meaning set forth in the preamble of this Agreement.

“Business” means the business conducted by the Companies as of the Effective Date.

“Business Day” means any day other than (a) a Saturday, (b) a Sunday or (c) any other day which is a Federal Reserve Bank holiday.

“Cap” means an amount equal to $135,000,000.

“Capital Stock” means, with respect to any Person, any and all shares, interests, member’s interest, participations, rights in or other equivalents (however designated and whether voting or non-voting) of such Person’s capital stock or any form of membership, partnership, ownership or participation interests, as applicable, whether now outstanding or hereafter issued and any and all securities, debt instruments, rights, warrants or options exercisable or exchangeable for or convertible into such capital stock.

“Cage Cash” means all Cash contained in the cage(s), ATMs, slot booths, count rooms, ticket kiosks, cash registers and drop boxes at the gaming property of the Companies.

“Cash” means cash and cash equivalents.

“Cash Count” has the meaning set forth in Section 2.4(c).

“Claim Notice” has the meaning set forth in Section 9.6(a).

“Closing” and “Closing Date” have the meanings set forth in Section 2.2(a).

“Closing Cash” means the aggregate Cash (including Cage Cash) of the Companies as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Indebtedness” means, without duplication, (a) the aggregate amount of Indebtedness of the Companies plus (b) the aggregate amount of any other long-term Liabilities of the Companies that are required by GAAP to be reflected under the category “Long-term Liabilities” of the Companies in the financial statements of the Companies, in each case, as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Payment” means an amount equal to (a) forty-nine percent (49%) of the amount by which the Base Valuation exceeds the Closing Indebtedness plus (b) forty-nine percent (49%) of the Closing Working Capital (if a positive number), minus (c) forty-nine percent (49%) of the Closing Working Capital (if a negative number), plus (d) forty-nine percent (49%) of the Closing Cash.

“Closing Working Capital” means the Working Capital as of 12:01 a.m. Eastern Time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” means, collectively, the JV Entity and any Subsidiary of the JV Entity.

“Company” means the JV Entity or any Subsidiary of the JV Entity without distinction, unless the context indicates otherwise.

“Company Budget” means the 2016 Operating Budget and 2016 Capital Budget of the Companies.

“Company Collective Bargaining Agreement” has the meaning set forth in Section 4.11(b).

“Company Domain Name” means any internet domain names and web addresses held in the name of any Company.

“Company Intellectual Property” means Intellectual Property solely owned by a Company.

“Company Marks” has the meaning set forth in Section 4.9(a).

“Company Material Adverse Effect” means a material adverse effect on the results of operations, financial condition, business, properties, assets or liabilities of the Companies, taken as a whole, excluding any such material adverse effect, either individually or in the aggregate, which arises or results from (a) the execution and delivery of this Agreement, the performance by any party of its obligations hereunder or the announcement of this Agreement and the transactions contemplated hereby, including the identity of Purchaser and the impact thereof on the relationships, contractual or otherwise, of any Company with its employees or with any other third party; (b) events of war or armed hostilities, (c) changes in the gaming, travel, convention or vacation industries generally, to the extent such changes do not adversely affect the Companies in a disproportionate manner relative to other participants generally in the casino gaming industry in Atlantic City, (d) changes in the general global, national, regional or local economy, including, without limitation, financial markets, (e) changes resulting from any natural disasters or other force majeure events, (f) required changes in the Companies’ accounting policies and practices resulting from changes in GAAP, (g) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof or the repeal, enforcement or interpretation of any thereof, (h) any failure by any Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the underlying causes of any such failure (subject to the other provisions of this definition) shall not be excluded), (i) any actions taken (or omitted to be taken) at the request of Purchaser or (j) any matter set forth in the Seller Disclosure Letter; provided that this clause (j) will not apply for purposes of Section 7.3 with respect to any supplements to the Seller Disclosure Letter made after the Effective Date pursuant to Section 6.6.

“Consents” means all consents, permits, approvals, authorizations, qualifications, and waivers from a Governmental Body, including, without limitation, Gaming Authorities, or a third party.

“Contract” means any agreement, commitment, undertaking, obligation or understanding, whether written or oral, or subject to conditions, including any binding commitment or letter of intent, together with any amendments or modifications thereto and restatements thereof.

“CRDA Funds” means the funds and/or proceeds from grants by the Casino Redevelopment Investment Authority to the Companies associated with the construction of the Festival Park and Premium Nightclub at the gaming property of the Companies (the “CRDA Project”).

“Credit Agreement” means that Amended and Restated Credit Agreement, dated as of July 24, 2013, by and among Marina District Finance Company, Inc. (“MDFC”), Marina District Development Company, LLC (“MDDC Guarantor”), and Wells Fargo Bank, National Association (“Wells Fargo”), as Administrative Agent, L/C Issuer and Swing Line Lender, and the other lenders and financial institutions party thereto, as supplemented by that certain Lender Joinder Agreement, dated as of December 16, 2013, by and among MDFC, MDDC Guarantor, Wells Fargo, as Administrative Agent, and the various lenders and financial institutions party thereto, as further supplemented by that certain Lender Joinder Agreement and Amendment, dated as of July 16, 2015, by and among MDFC, MDDC Guarantor, Wells, as Administrative Agent, and the other lenders and financial institutions party thereto.

“Credit Agreement Indebtedness” means the Indebtedness arising under the Credit Agreement as of the Closing Date.

“Customer Database” means, collectively, all customer databases, loyalty databases, customers lists, historical records of customers and any other information collected by the Companies or the Boyd Parties with respect to customers of the Companies, including any information used in connection with marketing and promoting the Business or loyalty programs in connection therewith.

“Damages” means losses, liabilities, settlement payments, awards, judgments, fines, penalties, damages, Taxes and reasonable expenses and costs, including reasonable attorneys’ and auditors’ fees (and any reasonable experts’ fees) and court costs. Damages shall not include exemplary, special, consequential, punitive or treble Damages, lost profits or diminution in value except in connection with (i) a Third Party Claim to the extent that any of the foregoing types of Damages are claimed by, and required to be paid to, the claimant of a Third Party Claim or (ii) a claim by Purchaser for fraud or intentional misrepresentation.

“Division” has the meaning set forth in Section 11.22.

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Environmental Claim” means any claim, Action, or cause of action by any Person, alleging Liability (including Liability for cleanup costs, governmental response costs, investigation costs, natural resources damages, property damages, or personal injuries) arising out of, based on, or resulting from, (a) the presence, Release or threatened Release of any Hazardous Materials at a location, currently or formerly owned or operated by a Company or at any third party location where a Company sent, or caused to be sent, Hazardous Materials or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means all federal, state and local Laws relating to the protection of the environment, including air, land, surface and ground water and natural resources, and public health and safety as related to Hazardous Materials and the environment, including (a) Laws relating to Releases or threatened Releases of Hazardous Materials, the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, and record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials and (b) all deed notices or title restrictions encumbering any real property of the Companies with respect to the matters described in the foregoing clause (a).

“Environmental Permits” means any Governmental Authorization relating to the operation of the business of the Companies pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that, together with any Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.4(a).

“Estimated Closing Payment” means (a) forty-nine percent (49%) of the amount by which the Base Valuation exceeds the Estimated Closing Indebtedness, plus (b) forty-nine percent (49%) of the Estimated Working Capital (if a positive number), minus (c) forty-nine percent (49%) of the Estimated Working Capital (if a negative number), plus (d) forty-nine percent (49%) of the Estimated Closing Cash, each as set forth in the Pre-Closing Statement prepared in accordance with Section 2.4.

“Estimated Working Capital Amount” has the meaning set forth in Section 2.4(a).

“Existing Purchaser Gaming Approvals” means all Consents, licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions, including any condition or limitation placed thereon, issued by any Gaming Authority under applicable Gaming Laws necessary for or relating to the conduct of gaming activities of or the sale of liquor by Purchaser or its Affiliates, including, without limitation, the ownership, operation, management and development of a gaming and liquor business of Purchaser or its Affiliates.

“Express Representation” has the meaning set forth in Section 4.20.

“Financial Statements” has the meaning set forth in Section 4.3.

“Fundamental Representations” has the meaning set forth in Section 9.1(a).

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Gaming Approvals” means all Consents, licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions, including any condition or limitation placed thereon, issued by any Gaming Authority under applicable Gaming Laws necessary for or relating to the conduct of gaming activities or the sale of liquor by any party hereto or any of its Affiliates, including, without limitation, the ownership, operation, management and development of the gaming and liquor business of the Companies, in each case, to the extent required to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

“Gaming Authorities” means those Governmental Bodies responsible for, or involved in, the regulation of gaming or gaming activities or the sale of liquor in (i) the State of New Jersey, specifically the New Jersey Casino Control Commission and the New Jersey Division of Gaming Enforcement and any successors thereto, and all other Governmental Bodies with authority over gaming and liquor in the State of New Jersey and its political subdivisions, or (ii) solely for purposes of Sections 5.9 or 5.10, any jurisdiction.

“Gaming Laws” means all applicable Laws governing or relating to or pursuant to which any Gaming Authority possesses regulatory, licensing or permitting authority over gaming (i) within the State of New Jersey, as amended from time to time, including without limitation the New Jersey Casino Control Act, or (ii) solely for purposes of Sections 5.9 or 5.10, within any jurisdiction.

“Gaming Licenses” means all licenses, permits, approvals, authorizations, registrations, findings of qualification, waivers and exemptions, including any condition or limitation placed thereon, that are necessary for Seller and each of the Companies to own or operate its gaming facilities and related amenities issued under the applicable Gaming Laws.

“Governmental Approvals” means all Governmental Authorizations required to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to enable any party to perform its obligations under this Agreement and any other Transaction Document.

“Governmental Authorizations” means Consents, filings, notifications, or other actions required by any Governmental Body.

“Governmental Body” means any government or governmental or quasi-governmental authority, including, without limitation, Gaming Authorities and any federal, state, territorial, county, municipal or other governmental or quasi-governmental agency, board, branch, bureau, commission, court, arbitral body (public or private), department or other instrumentality or political unit or subdivision, whether located in the United States or abroad.

“Governmental Licenses and Rights” means all (a) Gaming Licenses, Liquor Licenses, Environmental Permits and any other permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, filing, franchise, notice, variance, right, designation, rating, registration, qualification, authorization or order that is or has been issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law and (b) rights under any Contract with any Governmental Body that relates to or is used in a Person’s business or operations.

“Hazardous Materials” means any and all petroleum products or distillates, fractions or wastes, asbestos containing materials, urea formaldehyde foam, friable asbestos, toxic mold, heavy metals, radioactive materials or wastes and other wastes, materials, chemicals or substances defined, listed, classified or regulated as toxic, hazardous, infectious, a contaminant, or words of similar import, pursuant to any applicable Environmental Laws.

“Improvements” has the meaning set forth in Section 4.7(f).

“Indebtedness” means, with respect to any Person as of any time, without duplication, the sum of (a) the principal amount, plus any related accrued and unpaid interest, under (i) indebtedness for borrowed money, including overdrafts, of such Person as of such time and (ii) indebtedness evidenced by notes, debentures or similar instruments of such Person as of such time, (b) indebtedness for the deferred purchase price of property or services (including earn-outs and similar obligations to the extent payable on their terms but excluding current liabilities and accrued expenses to the extent included in Closing Working Capital), (c) capitalized lease obligations of such Person as of such time, (d) all letters of credit issued as of such time for the account of such Person to the extent drawn, (e) reimbursement and other obligations of such Person as of such time with respect to bankers’ acceptances, surety bonds, and other financial guarantees that have been drawn or funded, (f) all obligations relating to interest rate protection, swap agreements, collar agreements and factoring agreements, in each case to the extent payable if the applicable contract is terminated at such time (without duplication of other indebtedness supported or guaranteed thereby) and (g) all guarantees of any Indebtedness of any other person referred to in clauses (a) through (f), but excluding any guarantees of performance under Contracts in the Ordinary Course, as determined in a manner consistent with GAAP as applied to the Audited Financial Statements.

“Indemnitee” has the meaning set forth in Section 9.6(a).

“Indemnitor” has the meaning set forth in Section 9.6(a).

“Intellectual Property” means all intellectual property rights and intellectual property assets that are protectable pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, and trade dress, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, web addresses, web pages, websites and related content, and accounts with Twitter, Facebook and other social media companies and the content found on profiles associated with such accounts; (c) copyrights, works of authorship, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights; and (f) databases and other collections of data (it being understood, for clarity, that the Customer Database is a type of database).

“JV Entity” has the meaning set forth in the recitals of this Agreement.

“JV Operating Agreement” means that certain Operating Agreement of the JV Entity, adopted pursuant to that certain Contribution and Adoption Agreement, dated as of December 13, 2000, among the JV Entity, Seller and Purchaser, together with the amendments thereto pursuant to that certain Agreement, dated as of February 26, 2010, among the JV Entity, Seller, Boyd, MGM Member and Purchaser (as successor-in-interest to MGM Mirage), a Delaware corporation, as supplemented by that certain Joinder Agreement, dated as of September 30, 2014, by and between Seller, MGM Member and the JV Entity.

“Land Use Permits” has the meaning set forth in Section 4.7(k).

“Law” means any treaty, statute, ordinance, code, rule, regulation, order or other legal requirement enacted, adopted, promulgated, applied or followed by any Governmental Body, including, without limitation, all Gaming Laws.

“Lease” has the meaning set forth in Section 4.7(b).

“Leased Real Property” has the meaning set forth in Section 4.7(b).

“Liability” and “Liabilities” mean any and all debts and liabilities, whether known or unknown, accrued or fixed, absolute, contingent or otherwise, matured or unmatured, due or to become due, determined or determinable, including without limitation, (a) those arising under any applicable Law, and (b) those arising under any Contract; provided, however, that solely for the purpose of calculating Closing Indebtedness, Liabilities shall not include any Indebtedness.

“Licensed Parties” has the meaning set forth in Section 5.9.

“Lien” means any charge, pledge, lien, security interest, claim, option, mortgage, deed of trust, easement, encroachment, servitude, right of way, right of first refusal, right of first offer, preemptive rights, restriction on voting or transfer, or encumbrance of any kind or nature.

“Liquor Licenses” means all those certain “off sale,” “portable bar” and other liquor or alcoholic beverage licenses issued by Governmental Bodies to a Company pursuant to which the sale of alcoholic beverages is permitted on the premises of the Real Property of any Company.

“Major Suppliers” has the meaning set forth in Section 4.18.

“Material Casualty” means any fire or other casualty occurring on or after the Effective Date that has damaged or destroyed all or any substantial portion of the Real Property and/or Improvements. For purposes of this definition, a “substantial portion of the Real Property and/or Improvements” shall be deemed to include any casualty loss affecting a portion of the Real Property equal to or greater than 10% of the gross number of the square feet contained in the Improvements that are situated on the Real Property.

“Material Condemnation” means any taking in condemnation or under the right of eminent domain occurring on or after the Effective Date of all or any substantial portion of the Real Property and/or Improvements. For purposes of this definition, a “substantial portion of the Real Property and/or Improvements” shall be deemed to include any taking equal to or greater than 10% of the gross number of square feet of the Real Property.

“Material Contract” has the meaning set forth in Section 4.10(a).

“MDDC” has the meaning set forth in the recitals of this Agreement.

“MDFC” means Marina District Finance Company, Inc., a New Jersey corporation.

“Membership Interest Assignment Agreement” means that certain membership interest assignment agreement, to be dated as of the Closing Date and effective as of immediately following the Closing, and to be executed by Seller to consummate the sale, conveyance, transfer, assignment and delivery to Purchaser of the Transferred Interest, in the form attached hereto as Exhibit A.

“MGM Member” has the meaning set forth in the recitals of this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 4.12(c).

“New Jersey Casino Control Act” means the terms and provisions of N.J.S.A. 5:12-1 et. seq., as amended, and the regulations promulgated thereunder.

“Notice of Objection” has the meaning set forth in Section 2.5(b).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, stipulation, or arbitration award.

“Ordinary Course” means the usual, regular and ordinary course of the Business, consistent with past customs and practices.

“Organizational Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Body in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Outside Date” has the meaning set forth in Section 10.1(d).

“Owned Real Property” has the meaning set forth in Section 4.7(a).

“Parent” has the meaning set forth in the preamble to this Agreement.

“Permitted Liens” means (a) mechanics’, materialmen’s or similar Liens that are inchoate and not yet enforceable and relating to Liabilities not yet delinquent; (b) Liens for Taxes and assessments (i) not yet delinquent or (ii) the validity of which is being contested in good faith by appropriate proceedings as permitted under the terms of applicable Leases and financing documents, and for which adequate reserves have been established and maintained in accordance with GAAP; (c) Liens securing purchase money security interests or capitalized lease obligations for the purchase or lease of furniture, fixtures or equipment in the Ordinary Course, in each case, as set forth on Section 1.1 of the Seller Disclosure Letter; (d) Liens or pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations; and (e)  Liens in respect of the Credit Agreement; provided that Liens in respect of the Credit Agreement shall not be Permitted Liens as of or following the Closing if Purchaser has taken all necessary actions to cause and enable the Companies to satisfy all of their obligations, including repaying all outstanding amounts, under the Credit Agreement as of the Closing.

“Permitted Real Property Liens” means (a)  mechanics’, materialmen’s or similar Liens that are inchoate and not yet enforceable and relating to Liabilities that are not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings as permitted under the terms of applicable Leases and financing documents, and for which adequate reserves have been established and maintained in accordance with GAAP; (b) Liens that are not yet enforceable for current real property Taxes and assessments not delinquent, or the validity of which is being contested in good faith by appropriate proceedings as permitted under the terms of applicable Leases and financing documents, and for which adequate reserves have been established and maintained in accordance with GAAP; and (c) other liens, easements, encumbrances, covenants, conditions and restrictions of record that are disclosed in the title insurance policies or reports and real property surveys as set forth on Section 1.1 of the Seller Disclosure Letter that, to Seller’s Knowledge, do not individually or in the aggregate adversely affect in a material respect the conduct or operation of the Business; (d) zoning and other land use Laws, and the use permits (including conditional use permits), zoning variances, and Governmental Licenses and Rights set forth on Section 4.7(k) of the Seller Disclosure Letter; (e) Third Party Leases (to the extent of the leasehold interest granted to the third party lessee pursuant to such Third Party Lease); and (f) Liens in respect of the Credit Agreement and other Indebtedness to the extent that such Liens are disclosed in Section 1.1 of the Seller Disclosure Letter; provided that Liens in respect of the Credit Agreement shall not be Permitted Real Property Liens as of or following the Closing if Purchaser has taken all necessary actions to cause and enable the Companies to satisfy all of their obligations, including repaying all outstanding amounts, under the Credit Agreement as of the Closing.

“Person” means any natural person, corporation, unincorporated organization, partnership, association, limited liability company, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government, or any other entity.

“Plan” means (a) each “employee benefit plan” as such term is defined in Section 3(3) of ERISA; (b) each employment, consulting, non-competition, employee non-solicitation, employee loan or other compensation agreement, and (c) each bonus or other incentive compensation, equity or equity-based compensation, stock ownership, stock purchase, deferred compensation, change in control, severance, retention, leave of absence, vacation, salary continuation, disability, medical or other group health benefit, life insurance or other death benefit, educational assistance, training, service award, Section 125 cafeteria, dependent care, pension, welfare benefit or other material employee or fringe benefit plan, policy, agreement or arrangement, whether written or unwritten, qualified or unqualified, funded or unfunded and each underlying insurance policy, trust and other funding vehicle, in each case currently maintained by or as to which the Companies or any ERISA Affiliate have or could reasonably be expected to have any obligation or liability, contingent or otherwise, thereunder for current or former employees, directors or individual consultants of the Companies or any ERISA Affiliate.

“Pre-Closing Statement” has the meaning set forth in Section 2.4(a).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Purchase Price” means, subject to the allocations set forth in the proviso in Section 2.3, (a) the Closing Payment plus (b) fifty percent (50%) of the AC Tax Refund to be paid in accordance with and net of any offsets set forth in Section 6.16(b), in each case as the same may be adjusted (if at all) from time to time pursuant to the provisions of this Agreement.

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Group Member” means each of Purchaser and its Affiliates and their respective directors, officers, employees, and agents, and their respective successors and assigns.

“Purchaser’s Knowledge” or “the Knowledge of Purchaser” means the actual knowledge of John McManus and/or Andrew Hagopian.

“Real Property” has the meaning set forth in Section 4.7(b).

“Recent Balance Sheet” has the meaning set forth in Section 4.3.

“Recipient” has the meaning set forth in Section 11.7.

“Redeemed Interest” has the meaning set forth in the recitals of this Agreement.

“Redemption Agreement” means that certain Redemption Agreement, to be dated as of the Closing Date and to be effective as of immediately following the Closing, to be entered into by the parties thereto, in the form attached hereto as Exhibit B.

“Redemption Price” means the aggregate redemption price for the Redeemed Interest as set forth in the Redemption Agreement.

“Related Party” means (a) any director, officer, member or manager of Seller or any Affiliate thereof, (b) any member of the immediate family of any of the foregoing (including any such person’s spouse, domestic partner, parent or offspring (by adoption or natural birth)), and (c) any corporation, partnership, limited liability company or other entity controlled by any of the foregoing, or any estate or trust for which any of the foregoing is the settlor or beneficiary.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) of Hazardous Materials in, at, on or under the property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Rent Roll” has the meaning set forth in Section 4.7(d).

“Representatives” has the meaning set forth in Section 6.3.

“Restrictive Covenant Agreement” means that certain Restrictive Covenant Agreement, to be dated as of the Closing Date and to be effective as of immediately following the Closing, to be entered into by Parent, Seller, and Purchaser, in the form attached hereto as Exhibit C.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute thereto.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement.

“Seller Group Member” means Seller and its Affiliates and their respective directors, officers, employees, and agents, and their respective successors and assigns.

“Seller’s Knowledge” or “the Knowledge of Seller” (or similar statements regarding Knowledge) means the (a) actual knowledge of Tom Balance, Auggie Cipollini, Joe Lupo, Joe Corbo and/or Hugh Turner, after reasonable inquiry of their respective direct reports, and/or (b) actual knowledge of Keith Smith, Josh Hirsberg and/or Brian Larson.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) such Person or any Subsidiary of such Person is a general partner or managing member or (b) such Person, any one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries, directly or indirectly, own or control at least fifty percent (50%) of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors, governing body, or others performing similar functions with respect to such corporation or other organization.

“Tax” and “Taxes” means (a) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, gaming, live entertainment, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Body responsible for the imposition of any such tax, (b) any obligation to remit or escheat unclaimed or abandoned property to a Governmental Body, (c) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (d) any Liability for the payment of any amounts of the type described in clause (a) through (c) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

“Tax Matter” has the meaning set forth in Section 6.16(c)(i).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed with any Tax authority, including any schedule or attachment thereto and including any amendment thereof.

“Tenant Estoppel” means estoppel certificates with respect to each Third Party Lease in form and substance reasonably approved by Purchaser.

“Third Party Claim” has the meaning set forth in Section 9.7(a).

“Third Party Leases” has the meaning set forth in Section 4.7(d).

“Transaction Documents” means this Agreement, the Redemption Agreement, the Restrictive Covenant Agreement, the Membership Interest Assignment Agreement, and any other agreements, documents, and certificates delivered by the parties in connection with any of the foregoing, including any such documents agreed and mutually designated to be a Transaction Document between Parent and Purchaser.

“Transferred Interest” has the meaning set forth in the recitals.

“Transferred and Redeemed Interest” means the Transferred Interest and the Redeemed Interest.

“Transfer Taxes” has the meaning set forth in Section 11.13.

“Working Capital” means, as of any date, (i) the consolidated current assets of the Companies minus (ii) the consolidated current liabilities of the Companies, in each case, determined in accordance with GAAP as applied on a consistent basis with the Financial Statements; provided, that for purposes of this calculation, Cash (including Cage Cash) and Indebtedness shall be excluded from the calculation of “Working Capital”; provided, further, that, without duplication, the Liabilities underlying the Liens set forth on Schedule I shall be treated as current liabilities for purposes of the calculation of “Working Capital.” For purposes of illustration, the Working Capital as of March 31, 2016 is attached hereto as Exhibit D.

ARTICLE II

PURCHASE AND SALE AND THE CLOSING

Section 2.1     Purchase and Sale. Upon the terms and subject to the conditions set forth herein and in reliance upon the representations and warranties set forth in this Agreement, Seller hereby agrees to sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser agrees to purchase and accept from Seller, on the Closing Date, the Transferred Interest for the Purchase Price, accompanied by any appropriate assignments or powers in blank, free and clear of any Liens (except Liens arising under the JV Operating Agreement or that are imposed by the securities laws generally).

Section 2.2     Closing.

(a)Upon the terms and subject to the conditions of this Agreement, the consummation of the sale and purchase of the Transferred Interest, and the other transfers and deliveries to be made pursuant to this Agreement (the “Closing”) shall take place on the third Business Day following notice of fulfillment or waiver, to the extent such waiver is legally permitted, of each of the conditions set forth in Article VII and Article VIII, at 10:00 A.M. Eastern Time at the offices of Munger, Tolles & Olson LLP, 355 S. Grand Ave., 35th Floor, Los Angeles, CA 90071, or at such other time and date as the parties may agree (the “Closing Date”), but in no event shall the Closing Date be earlier than August 1, 2016. The effective time (the “Effective Time”) of the sale and transfer of the Transferred Interest to Purchaser pursuant to this Agreement shall be 12:01 A.M. Eastern Time on the Closing Date.

(b)All actions to be taken and all documents to be executed and delivered by all parties at the Closing shall be conditioned upon and subject to the taking and delivery, on the Closing Date, of all other actions to be taken and documents to be executed and delivered on the Closing Date and if any such action is not taken or any such document is not delivered on the Closing Date, no actions shall be deemed to have been taken nor shall any documents be deemed to have been executed and delivered.

Section 2.3    Purchase Price; Redemption. The aggregate purchase price to be paid for the Transferred Interest shall be the Purchase Price as determined pursuant to the terms and conditions of this Agreement; provided, that any adjustment to the Purchase Price pursuant to the terms of this Agreement, including without limitation pursuant to Section 2.5, Section 6.16, Section 6.17, and Article IX, shall be allocated forty-nine/fiftieths (49/50ths) to the Purchase Price, for the cost or benefit of Purchaser, on the one hand, and the benefit or cost of Seller, on the other hand, as applicable, and one/fiftieth (1/50th) to the Redemption Price, for the cost or benefit of the JV Entity, on the one hand, and the benefit or cost of Seller, on the other hand, as applicable. Notwithstanding anything to the contrary set forth in this Agreement, all amounts allocated to the JV Entity in respect of the Redeemed Interest, as set forth in the proviso to the immediately preceding sentence, shall be paid or received by the JV Entity. The parties further acknowledge and agree that the redemption of the Redeemed Interest shall be deemed a transaction contemplated by this Agreement.

Section 2.4    Closing Payment.

(a)Not less than five (5) days prior to the Closing Date, Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser a statement (the “Pre-Closing Statement”) setting forth (i) a good faith estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (ii) a good faith estimate of the Closing Working Capital (the “Estimated Working Capital”), (iii) a good faith estimate of the Closing Cash (the “Estimated Cash”), and (iv) Seller’s calculation of the Estimated Closing Payment based thereon, together with reasonable detail regarding the calculation of such amount. The Pre-Closing Statement shall be accompanied by a certificate executed by the chief financial officer of Seller, certifying to Purchaser that the Pre-Closing Statement has been prepared in good faith and in accordance with this Section 2.4(a). For purposes of illustration, attached as Section 2.4(a) of the Seller Disclosure Letter is a sample statement setting forth the Closing Indebtedness, Closing Working Capital and Closing Cash, and the calculation of the amount of the Closing Payment as a result thereof, as of March 31, 2016.

(b)After delivery of the Pre-Closing Statement, Seller shall, and shall cause the Companies to, (i) reasonably assist Purchaser and its Representatives in Purchaser’s review of the Pre-Closing Statement, and (ii) give Purchaser reasonable access to and copies of the books and records of the Companies and reasonable access to relevant personnel thereof (including any auditors or accountants) for the purpose of reviewing the Pre-Closing Statement, which access rights shall be exercised during normal business hours, upon reasonable prior notice and in a manner that does not unreasonably interfere with the operations of Seller and the Companies. Seller shall consider in good faith any comments on the Pre-Closing Statement submitted by Purchaser and shall make any mutually agreed upon changes to the Pre-Closing Statement in response thereto, which version shall be delivered to Purchaser at least one (1) Business Day prior to the Closing Date and shall be used at Closing as the basis for determining the Estimated Closing Payment.

(c)At 12:01 A.M. Eastern Time on the Closing Date (or at such other day or time as mutually agreed by the parties), the JV Entity shall conduct a physical count of all Cage Cash held by the JV Entity, the Companies and the gaming properties of the Companies (the “Cash Count”). The Cash Count shall be conducted in accordance with policies, procedures and methodologies reasonably agreed by the parties. Each of Purchaser and Seller shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the Cash Count shall, absent manifest error, be binding on the parties for the purpose of determining the Cage Cash and the portion of Closing Cash that is Cage Cash.

(d)At the Closing, Purchaser shall pay, or cause to be paid, to Seller the Estimated Closing Payment, by wire transfer of immediately available funds to the bank account designated by Seller.

Section 2.5    Post-Closing Adjustment.

(a)As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (“Post-Closing Statement”) setting forth (i) a calculation of the Closing Indebtedness, (ii) a calculation of the Closing Working Capital, (iii) a calculation of the Closing Cash, and (iv) Purchaser’s calculation of any necessary adjustment to the Purchase Price. The Post-Closing Statement will be accompanied by a certificate executed by the chief financial officer of Purchaser, certifying to Seller that the Post-Closing Statement has been prepared in good faith and in accordance with this Section 2.5. During the thirty (30) day period after receipt of the Post-Closing Statement, Purchaser shall (i) reasonably assist Seller and its Representatives in its review of the Post-Closing Statement and the calculations of Closing Indebtedness, Closing Working Capital and Closing Cash, and (ii) give Seller reasonable access to and copies of the books and records of the Companies and reasonable access to relevant personnel thereof (including any auditors or accountants) for the purpose of reviewing the Post-Closing Statement, which access rights shall be exercised during normal business hours, upon reasonable prior notice and in a manner that does not unreasonably interfere with the operations of Purchaser and the Companies.

(b)The Post-Closing Statement shall become final and binding upon the parties on the thirty-first (31st) day (or at the close of business on the first Business Day thereafter if such 31st day is not a Business Day) following delivery thereof, unless Seller gives written notice of objections to the Post-Closing Statement (a “Notice of Objection”) to Purchaser prior to such date. Any Notice of Objection shall specify in reasonable detail the nature, amount and basis of any disagreement so asserted. Seller will be deemed to have agreed with all items and amounts in the Post-Closing Statement not specifically referenced in the Notice of Objection, and such items and amounts will not be subject to review under Section 2.5(c) and any item or amount not timely included in a Notice of Objection shall be deemed to be final and binding on Purchaser and Seller.

(c)If a Notice of Objection is received by Purchaser in a timely manner, then the Post-Closing Statement (as revised in accordance with this Section 2.5(c)) shall become final and binding upon Purchaser and Seller on the earlier of (i) the date Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Objection and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the thirty (30) day period following the delivery of a Notice of Objection, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Objection. At the end of such thirty (30)-day period, Purchaser and Seller shall submit to PricewaterhouseCoopers (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.5, only matters that remain in dispute and were included in the Notice of Objection in accordance with this Section 2.5 (the “Remaining Disputed Items”). The Accounting Firm shall be instructed to render a written decision resolving the matters submitted to the Accounting Firm, setting forth the Accounting Firm’s reasoning in reaching its resolution for the remaining Disputed Items, within thirty (30) days of the receipt of such submission. The Accounting Firm shall be instructed to limit the scope of the disputes to be resolved by the Accounting Firm to the Remaining Disputed Items. The Accounting Firm shall be instructed to base its decision solely on written submissions by Purchaser and Seller and their respective Representatives and by reference to the terms of this Agreement. Purchaser and Seller shall furnish or cause to be furnished to the Accounting Firm such books and records of the Companies related to the Remaining Disputed Items as the Accounting Firm may request and are reasonably available to Purchaser, Seller or their respective agents. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.5 shall be borne by the non-prevailing party whose position is the farthest from the determination of the Accounting Firm (as determined by the Accounting Firm).

(d)Within ten (10) Business Days after the Post-Closing Statement becomes final and binding on the parties pursuant to this Section 2.5, the following shall occur:

(i)if the Closing Indebtedness is greater than the Estimated Closing Indebtedness, then Seller shall pay to Purchaser an amount equal to fifty percent (50%) of the amount by which the Closing Indebtedness exceeds the Estimated Closing Indebtedness; or

(ii)if the Closing Indebtedness is equal to the Estimated Closing Indebtedness, then no adjustment shall be made to the Closing Payment in respect of Closing Indebtedness; or

(iii)if the Closing Indebtedness is less than the Estimated Closing Indebtedness, then Purchaser shall pay to Seller an amount equal to fifty percent (50%) of the amount by which the Estimated Closing Indebtedness exceeds the Closing Indebtedness; or

(iv)if the Closing Working Capital is less than the Estimated Closing Working Capital, then Seller shall pay to Purchaser an amount equal to fifty percent (50%) of the amount by which the Closing Working Capital exceeds the Estimated Closing Working Capital; or

(v)if the Closing Working Capital is equal to the Estimated Closing Working Capital, then no adjustment or payment shall be made in respect of Closing Working Capital; or

(vi)if the Closing Working Capital is greater than the Estimated Closing Working Capital, then Purchaser shall pay to Seller an amount equal to fifty percent (50%) of the amount by which the Estimated Closing Working Capital exceeds the Closing Working Capital; or

(vii)if the Closing Cash is less than the Estimated Cash, then Seller shall pay to Purchaser an amount equal to fifty percent (50%) of the amount by which the Closing Cash exceeds the Estimated Cash; or

(viii)if the Closing Cash is equal to the Estimated Cash, then no adjustment or payment shall be made in respect of Closing Cash; or

(ix)if the Closing Cash is greater than the Estimated Cash, then Purchaser shall pay to Seller an amount equal to fifty percent (50%) of the amount by which the Estimated Cash exceeds the Closing Cash.

Subject to the allocations set forth in the proviso in Section 2.3, all payments to be made under this Section 2.5(d) shall be made by wire transfer in immediately available funds.

(e)If a Notice of Objection is received in a timely manner, Purchaser shall give Seller reasonable access to and copies of relevant books and records of the Companies and reasonable access to relevant personnel thereof (including any auditors or accountants), subject to the same confidentiality restrictions as those set forth in JV Operating Agreement, until such time as the Post-Closing Statement shall become final and binding upon Purchaser and Seller as described in this Section 2.5. Such access rights shall be exercised during normal business hours, upon reasonable prior notice, and in a manner that does not unreasonably interfere with the operations of Purchaser and the Companies.

(f)Subject to the allocations set forth in the proviso in Section 2.3, any payments made pursuant to this Section 2.5 shall be deemed an adjustment to the Purchase Price for Tax purposes, except as otherwise required by applicable Law.

Section 2.6    Closing Deliverables.

(a)At or prior to the Closing, Seller will deliver or cause to be delivered to Purchaser the following:

(i)Membership Interest Assignment Agreement, duly and validly executed by Seller;

(ii)Restrictive Covenant Agreement, duly and validly executed by Parent and Seller;

(iii)Each of the other Transaction Documents, duly and validly executed by Parent and Seller to the extent party thereto;

(iv)Written resignations (including customary general releases in favor of JV Entity) of each of the managers and officers of the JV Entity;

(v)A certificate duly and validly executed by an officer of the Seller that the conditions set forth in Section 7.1 and Section 7.3 have been fulfilled;

(vi)A certificate of non-foreign status of Seller satisfying the requirements of U.S. Treasury Regulations § 1.1445-2(b)(2);

(vii)General releases (except in respect of this Agreement) in favor of the Companies and Purchaser, in the form of Exhibit E-1, delivered by Seller;

(viii)UCC-3 termination statements and deeds of reconveyance evidencing that any Liens against the Companies and their respective assets and properties arising under the Credit Agreement have been or will be released upon the Closing in accordance with the terms hereof, if Purchaser has taken all necessary actions to cause and enable the Companies to satisfy all of their obligations, including repaying all outstanding amounts, under the Credit Agreement as of the Closing;

(ix)UCC-3 termination statements (if applicable) that any applicable Liens (if any) against the Transferred and Redeemed Interest have been released upon the Closing in accordance with the terms hereof;

(x)A commitment from a title company selected by Purchaser in its sole discretion to issue, at the Closing, an ALTA extended coverage owners’ policy of title insurance, insuring MDDC’s fee simple estate in the Owned Real Property and MDDC’s leasehold estate in the Leased Real Property, in form and substance reasonably acceptable to Purchaser;

(xi)Certificates issued by the appropriate Governmental Body, dated as of a date that is within five (5) days prior to the Closing Date, evidencing the good standing of Seller, and each of the Companies in their jurisdiction of organization; and

(xii)Redemption Agreement, duly and validly executed by Parent and Seller.

(b)At or prior to the Closing, Purchaser will deliver, or cause to be delivered, to Seller the following:

(i)The Estimated Closing Payment;

(ii)Restrictive Covenant Agreement, duly and validly executed by Purchaser;

(iii)Each of the other Transaction Documents, duly and validly executed by Purchaser to the extent party thereto;

(iv)A certificate duly and validly executed by an officer of Purchaser that the condition set forth in Section 8.1 has been fulfilled;

(v)General releases (except in respect of this Agreement) in favor of the Boyd Parties, in the form of Exhibit E-2, delivered by the Companies, Purchaser and MGM Member (including in respect of the JV Operating Agreement to the extent set forth therein); and

(vi)Certificates issued by the appropriate Governmental Body, dated as of a date that is within five (5) days prior to the Closing Date, evidencing the good standing of Purchaser in its jurisdiction of organization.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
REGARDING PARENT AND SELLER

Each Boyd Party hereby represents and warrants to Purchaser that, except as set forth in the Seller Disclosure Letter as provided in Section 11.20, the following are true and correct:

Section 3.1    Organization. Seller is duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey. Parent is duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Each of the Boyd Parties has all requisite power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing in each of the jurisdictions in which the ownership or operation of its assets or the conduct of its business requires it to be so qualified, except where any such failures to have such power or authority or to be so qualified and in good standing, individually or in the aggregate, would not have or would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby.

Section 3.2    Authority; Execution and Delivery; Enforceability. Each of the Boyd Parties has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Each of the Boyd Parties has duly and validly authorized by all corporate action on its part the execution and delivery of this Agreement and any other Transaction Document to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby. Each of the Boyd Parties has duly and validly executed and delivered this Agreement and any other Transaction Documents to which it is a party. Assuming due authorization, execution, and delivery of this Agreement and each other Transaction Document by each party hereto and thereto, this Agreement constitutes and, when executed and delivered, each other Transaction Document will constitute a valid and binding obligation of the Boyd Parties to the extent party thereto, enforceable against the Boyd Parties to the extent party thereto in accordance with their respective terms, except as enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally, and (b) general principles of equity (both in law and equity).

Section 3.3    Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents to which any Boyd Party is a party do not, and the performance hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (a) conflict with, or result in any violation or breach of, any provision of the Organizational Documents of any Boyd Party or any of its Affiliates; (b) except as would not and would not reasonably be expected to have a material adverse effect on any Boyd Party’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby, conflict with, result in any violation or breach of, constitute (with or without notice or lapse of time, or both) a default under, permit termination, modification, cancellation or acceleration under, or require a Consent under, any Contract to which any Boyd Party or any of its Affiliates (other than the Companies) is a party or by which any Boyd Party, any of its Affiliates (other than the Companies), may be bound; (c) conflict with, result in any violation or breach of, constitute (with or without notice or lapse of time, or both) a default under, permit termination, modification, cancellation or acceleration under, or require a Consent under, any Contract to which any Company is a party or by which any Company or the Transferred and Redeemed Interest may be bound; (d) result in the creation of any Lien on any of the Transferred and Redeemed Interest pursuant to any Contract to which any Boyd Party or any of its Affiliates is a party or by which any Boyd Party or any of its Affiliates, or the Transferred and Redeemed Interest, may be bound; (e) except as would not and would not reasonably be expected to have a material adverse effect on any Boyd Party’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby, conflict with or violate any Law or Order applicable to any Boyd Party or any of its Affiliates (other than the Companies); or (f) conflict with or violate any Law or Order applicable to any Company or the Transferred and Redeemed Interest.

Section 3.4    Consents and Approvals. The execution and delivery by any Boyd Party of this Agreement and any other Transaction Document to which such Boyd Party is a party, the performance hereunder and thereunder by such Boyd Party, and the consummation of the transactions contemplated hereby and thereby do not and will not require any Governmental Authorizations, except (i) for any such Governmental Authorization required under Gaming Laws and Liquor Laws and (ii) in the case of Governmental Authorizations applicable to the Boyd Parties only, as would not and would not reasonably be expected to have a material adverse effect on any Boyd Party’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby, and except as would not and would not reasonably be excepted to give rise to any liability on the part of any Company.

Section 3.5    Title to Transferred and Redeemed Interest. Seller is the record and beneficial owner of the Transferred and Redeemed Interest, free and clear of any and all Liens (other than Liens arising under the JV Operating Agreement or securities laws generally). Neither any Boyd Party nor any of its Affiliates is the record or beneficial owner of any membership interest in the JV Entity, other than the Transferred and Redeemed Interest. Upon the consummation of the transactions contemplated hereby and by the Redemption Agreement, (a) Seller will deliver to Purchaser good, valid, and marketable title to the Transferred Interest, free and clear of any Liens (other than Liens arising under the JV Operating Agreement or securities laws generally), (b) Seller will deliver to the JV Entity good, valid and marketable title to the Redeemed Interest, free and clear of any Liens (other than Liens arising under the JV Operating Agreement or securities laws generally), and (c) neither any Boyd Party nor any of its Affiliates will own any of, and neither any Boyd Party nor any of its Affiliates will have any interest in, the Transferred and Redeemed Interest or any interest in any of the Companies. Prior to the date hereof, Seller has not, and immediately prior to the Closing, Seller will not have transferred any interest or right in the Transferred and Redeemed Interest or in any Company to any Person or granted any other Person any option to purchase or any other rights of any nature whatsoever in or to the Transferred and Redeemed Interest that is or will be in effect as of or any time after the Effective Date. Other than the JV Operating Agreement, neither any Boyd Party nor any of its Affiliates is party to any voting trust, proxy, or any other agreement with respect to the Transferred and Redeemed Interest or any membership interest in any Subsidiary of the JV Entity that is or will be in effect as of or any time after the Effective Date. Neither any Boyd Party nor any of its Affiliates owns, directly or indirectly, any bonds, debentures, notes or other similar instruments of any Company, and none of the Companies owes any Indebtedness or similar obligations of any kind to any Boyd Party or any of its Affiliates.

Section 3.6    Litigation and Claims. There is no Action pending against any Boyd Party or any of its Affiliates (other than the Companies), or, to Seller’s Knowledge, threatened against any Boyd Party or its Affiliates (other than the Companies), that, individually or in the aggregate, would have or would reasonably be expected to have a material adverse effect on any Boyd Party’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby or thereby.

Section 3.7    Brokers. Neither any Boyd Party nor any of its Affiliates has employed or engaged, directly or indirectly, any broker, agent, investment banker, intermediary, financial advisor, finder, or firm acting on behalf of any Boyd Party or its Affiliates that is or will be entitled to any brokerage fees, commissions, finder’s fees or any other commission or similar fee, directly or indirectly, from any Boyd Party or its Affiliates in connection with the execution and delivery of this Agreement or any other Transaction Document, performance hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

In order to induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby represents and warrants to Purchaser that, except as set forth in the Seller Disclosure Letter as provided in Section 11.20, the following are true and correct:

Section 4.1    Organization. Each Company is duly organized, validly existing and in good standing under the laws of the State of New Jersey. Each Company has all requisite power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent such concept is recognized) in each of the jurisdictions in which the ownership or operation of its assets or the conduct of its business requires it to be so qualified, except where any such failures to have such power or authority or to be so qualified and in good standing, individually or in the aggregate, would not have and would not reasonably be expected to have a Company Material Adverse Effect. None of the managers or officers of any of the Companies (other than the JV Entity) are employees of any of the Boyd Parties or their respective Affiliates (other than the Companies).

Section 4.2    Subsidiaries; Capitalization; Investment Rights. The JV Entity is the record and beneficial owner of all outstanding shares (or the equivalent) of Capital Stock of MDDC. MDDC is the record and beneficial owner of all outstanding shares (or the equivalent) of Capital Stock of MDFC. The JV Entity has no direct or indirect Subsidiaries other than MDDC and MDFC. All of the outstanding shares (or the equivalent) of Capital Stock of each Company are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of and are, not subject to any right of rescission, right of first refusal, or preemptive right, other than those rights arising under Sections 11.4 and 11.5 of the JV Operating Agreement, and have been offered, issued, sold, and delivered by such Company in compliance with all applicable Laws. Other than those rights arising under Sections 11.4 and 11.5 of the JV Operating Agreement, there are no (a) outstanding or authorized options, calls, warrants, preemptive rights, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts that could obligate any Company, or any Boyd Party or its Affiliates to cause any Company, to issue or sell or otherwise transfer or cause to be outstanding, any Capital Stock of such Company, or (b) outstanding obligations of any Company to repurchase, redeem or otherwise acquire any of the Capital Stock of such Company. There are no bonds, debentures, notes or other Indebtedness of any Company, except as set forth on Section 4.2 of the Seller Disclosure Letter. The Companies have no outstanding payment obligations for the CRDA Project that are not set forth and taken into account in the calculation of Estimated Closing Working Capital and Closing Working Capital in Section 2.5.

Section 4.3    Financial Statements; Absence of Undisclosed Liabilities. Section 4.3 of the Seller Disclosure Letter sets forth the following consolidated financial statements for the JV Entity (collectively, the “Financial Statements”): (a) the audited balance sheets as of December 31, 2015 and December 31, 2014 (the “Audited Balance Sheets”), and audited income statements and cash flows for the fiscal years ended December 31, 2015, and December 31, 2014 (the “Audited Financial Statements”), (b) unaudited balance sheets as of March 31, 2015 (the “Recent Balance Sheet”), and (c) unaudited income statements and cash flows for the three-month period ended March 31, 2015. The Financial Statements for the JV Entity have been prepared on a consolidated basis with MDDC and MDFC. The Financial Statements (i) are consistent in all material respects with the books and records of the Companies, (ii) were prepared in accordance with GAAP in effect at the time of such preparation applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to the Financial Statements and subject, in the case of unaudited financial statements, to normal, recurring year-end adjustments), and (iii) fairly present in all material respects the consolidated financial position of the Companies as of the dates thereof and the results of their operations for the periods then ended (except as may be indicated in the notes to the Financial Statements and subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments). The Companies have no Liabilities of a nature required by GAAP to be reflected or reserved against or disclosed in financial statements of the Companies other than (A) Liabilities to the extent shown on the Recent Balance Sheet or disclosed in the notes thereto, (B) current Liabilities incurred in the Ordinary Course since the date of the Recent Balance Sheet, or (C) Liabilities that give rise to Permitted Liens. To Seller’s Knowledge, the books and records of the Company in all material respects are complete and correct, represent actual, bona fide transactions, and have been maintained in all material respects in accordance with sound business practices.

Section 4.4    Compliance with Laws and Governmental Licenses and Rights. To Seller’s Knowledge, (a) the Companies have been since January 1, 2014 and are in compliance with the terms of all Governmental Licenses and Rights, each of which is in full force and effect, and any applicable Law (which compliance includes the possession by the Companies of all Governmental Licenses and Rights required under applicable Law), and (b) none of the Boyd Parties and their respective Affiliates, or the Companies has received written notice of any investigation or review, or any intent to conduct an investigation or review, by any Governmental Body with respect to the Companies or the Business that is pending and no investigation or review is threatened in writing.

Section 4.5    Litigation. There is no Action pending against the Companies, or, to Seller’s Knowledge, threatened in writing, against any of the Companies.

Section 4.6    Absence of Certain Changes. From December 31, 2015, the Companies have conducted the Business in the Ordinary Course and there has not been any event, occurrence, state of circumstances or facts or change in the Business that has had or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7    Real Property.

(a)Section 4.7(a) of the Seller Disclosure Letter is a complete and accurate list of all the real property owned by any Company (collectively, including all land, and all interests in buildings, structures, improvements and fixtures located thereon and, to Seller’s Knowledge, all easements and other rights and interests appurtenant thereto, “Owned Real Property”) and identifies the applicable owner of record and any addresses and Tax parcel numbers for each parcel of Owned Real Property. With respect to each parcel of the Owned Real Property: (i) such Company has good and insurable fee simple title to the Owned Real Property, insurable at regular rates, subject to the Permitted Real Property Liens, and is in lawful possession of the Owned Real Property; (ii) there are no outstanding options, rights of first offer, rights of reverter, or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, and (iii) other than the leasehold estates created by the Leases, such Company is not a party to any Contract for the purchase, sale, exchange, or transfer of any interest in the Owned Real Property or the Leased Real Property.

(b)To Seller’s Knowledge, Section 4.7(b) of the Seller Disclosure Letter is a complete and accurate list of all real property leased or operated by any Company, including the date of each lease (a “Lease”), the expiration date of such Lease, the term of such Lease, the parties to such Lease, all renewal rights and options to purchase and a description of the demised premises thereunder (including all leasehold, subleasehold, ground leasehold, or other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property used in connection with the Companies and the operation of its business) (collectively , the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). Seller has made available to Purchaser true, correct and complete copies of each Lease, and, to Seller’s Knowledge, there are no other material Contracts between or among any Company, on the one hand, and any Boyd Party or their respective Affiliates (other than any Company), on the other hand, with respect to the Leased Real Property or otherwise relating to the use and occupancy of the Real Property other than the Permitted Real Property Liens. To Seller’s Knowledge, each Company that is party to any Lease has good and insurable leasehold title to the Leased Real Property that is the subject of each such Lease, insurable at regular rates, and is in lawful possession of such Leased Real Property, in each case subject only to Permitted Real Property Liens.

(c)With respect to each Lease:

(i)The Lease, to Seller’s Knowledge, is valid, binding, enforceable and in full force and effect in accordance with its terms, except as enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally, and (b) general principles of equity (both in law and equity);

(ii)Neither the Company party thereto nor, to Seller’s Knowledge, any other party to any Leases is in breach or default, and, to Seller’s Knowledge, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification, or acceleration of rent under any Lease;

(iii)To Seller’s Knowledge, the Company party thereto owes no brokerage commissions or finders fees with respect to any Lease;

(iv)To Seller’s Knowledge, the interest of tenant thereunder has not been subleased, licensed, or assigned, and no Person has otherwise been granted the right to use or occupy the Leased Real Property or any portion thereof, in each case other than the Third Party Leases;

(v)To Seller’s Knowledge, the interest of the Company party thereto thereunder has not been collaterally assigned nor has any other security interest in such Lease or any interest therein been granted;

(vi)To Seller’s Knowledge, no Party to the Leases has delivered written notice of dispute to the other parties thereto; and

(vii)To Seller’s Knowledge, the rents set forth in each Lease are the actual rentals being paid, and all rents due and payable under the Leases have been paid and no portion of any rent has been paid for any period more than thirty (30) days in advance.

(d)Section 4.7(d) of the Seller Disclosure Letter is a complete and accurate list of all leases, licenses and other agreements (other than such licenses and such other agreements for hotel, meeting and banquet rooms entered into in the Ordinary Course) which permit any third party to use or occupy any portion of the Real Property (the “Third Party Leases”), including a complete, accurate and current rent roll (including but not limited to any security deposits) for the Third Party Leases (the “Rent Roll”). The Rent Roll sets forth the scheduled expiration date of each Third Party Lease and any arrearages in the payment of rent thereunder as of the date of the Rent Roll. Except for the Third Party Leases, none of the Companies has either leased or, to Seller’s Knowledge, otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof except for licensing of hotel, meeting and banquet rooms in the Ordinary Course. Each Third Party Lease is valid, binding, enforceable and in full force and effect in accordance with its terms. Seller has made available to Purchaser complete, and accurate copies of each Third Party Lease. Each Company is in material compliance with all Laws with respect to all security deposits it has received. No Company or Boyd Party owes or will owe any brokerage commissions in respect of the Third Party Leases. To Seller’s Knowledge, none of the Boyd Parties or the Companies have received written notice of default under any of the Third Party Leases, and no such default, nor grounds for such default, exists.

(e)Since the Recent Balance Sheet Date:

(i)to Seller’s Knowledge, the tenants under the Third Party Leases have accepted possession of, and are in occupancy of, all of their respective demised premises and have commenced the payment of rent under the Third Party Leases, and to Seller’s Knowledge, there are no offsets, claims or defenses to the enforcement thereof presently outstanding;

(ii)to Seller’s Knowledge, all rents due and payable under the Third Party Leases have been paid and no portion of any rent has been paid for any period more than thirty (30) days in advance;

(iii)to Seller’s Knowledge, the rent payable under each Third Party Lease is the amount of rent set forth therein, and to Seller’s Knowledge, there is no claim or basis for a claim by the tenant thereunder for an adjustment to such rent;

(iv)no tenant or other party in possession of any of the Real Property subject to the Third Party Leases has any right to purchase, or holds any right of first refusal to purchase, any real property interest of any of the Companies in the Real Property;

(v)to Seller’s Knowledge, no Third Party Lease letter of credit has been delivered as a security deposit, or in lieu of cash security deposit, under any Third Party Lease;

(vi)to Seller’s Knowledge, there is no tenant improvement work remaining to be done under any Third Party Lease; and

(vii)to Seller’s Knowledge, there are no remaining rent concessions, tenant allowances or abatements with respect to any Third Party Lease.

(f)To Seller’s Knowledge, there are no facts or conditions affecting any of the buildings, structures, fixtures, fences, walls, paving, parking areas, driveways, walkways, plazas, landscaping, permanently affixed utility systems and other improvements existing, located on or attached to the Real Property (collectively, the “Improvements”) that would materially and adversely interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business presently conducted thereon. To Seller’s Knowledge, there are no hidden or latent defects in the Improvements. To Seller’s Knowledge, the present use of the Improvements is, and the Improvements themselves are, in substantial conformity with or excused from conformity with, all applicable zoning laws, and none of the Boyd Parties, their respective Affiliates, and the Companies has received written notice of a violation thereof. None of the Boyd Parties, their respective Affiliates, or the Companies has received written notice of any currently proposed or pending assessment on the Real Property for public improvements or otherwise.

(g)There are no pending condemnation, eminent domain, or similar Actions or actions (i) pending or, to Seller’s Knowledge, threatened in writing, with regard to the Owned Real Property or (ii) pending or, to Seller’s Knowledge, threatened in writing with regard to the Leased Real Property.

(h)To the extent in Seller’s possession, custody or control, Seller has made available to Purchaser at the headquarters of the Company complete, accurate and current copies in Seller’s possession of all deeds, mortgages, surveys, licenses, title insurance policies, certificates of occupancy, or equivalent documentation with respect to the Real Property and other material documents relating to or affecting the title to the Owned Real Property or leasehold interests in the Leased Real Property.

(i)To Seller’s Knowledge, no Real Property is in a designated wetland, flood plain or flood insurance area, including, without limitation, any area determined by the Department of Housing and Urban Development to be in a flood zone under the Federal Flood Protection Act of 1973.

(j)To Seller’s Knowledge, all utilities, including, without limitation, water, waste removal systems, electricity, gas and telephone, are available to the Real Property and Improvements in sufficient quantity to adequately service such properties and Improvements for the operation of the Business in the ordinary course.

(k)Section 4.7(k) of the Seller Disclosure Letter is, with respect to the Real Property and Improvements, as of a date that is no later than ten (10) days prior to the Closing Date, a complete and accurate list of all current valid use permits (including conditional use permits), zoning variances, and other Governmental Licenses and Rights necessary for the current use of the Real Property and the Improvements, to be used in compliance with applicable Laws, irrespective of whether such permits, variances and other Governmental Licenses and Rights are currently held in the name of a Company or some other Person, or whether used by such Company jointly with any other Person (collectively the “Land Use Permits”). To Seller’s Knowledge, the Companies use the Real Property and the Improvements in substantial conformity with the Land Use Permits. No Action is pending or, to Seller’s Knowledge, threatened in writing regarding the revocation or limitation of any of the Land Use Permits.

Section 4.8    Environmental Matters. To Seller’s Knowledge:

(a)The Companies are in compliance with all applicable Environmental Laws (which compliance includes the possession by each Company of all Environmental Permits, and compliance with the terms and conditions thereof). No Company has received any written notice from any Person alleging that such Company is not in such compliance with Environmental Laws, except for matters that have not been rescinded or resolved in all material respects, and there are no present or past actions, activities, conditions, or incidents that are reasonably expected to prevent compliance with Environmental Laws. Section 4.8(a) of the Seller Disclosure Letter sets forth all of the Environmental Permits held by any Company pursuant to applicable Environmental Laws as of a date that is no later than ten (10) days prior to the Closing Date.

(b)Except for (i) any notification to an issuing Governmental Body, including any notifications required under the New Jersey Industrial Site Recovery Act, (ii) the processing of an administrative amendment with an issuing Governmental Body, or (iii) filing for a replacement permit, in each case resulting from the change in control of the permittee or a change in the name or contact information of the permit holder identified in the Governmental License or Right resulting from the change in control, no transfers of Governmental Licenses and Rights under Environmental Laws, and no additional Governmental Licenses and Rights under Environmental Laws, will be required to permit Purchaser to conduct the Business in compliance with all applicable Environmental Laws immediately following the Closing. Section 4.8 of the Seller Disclosure Letter is a complete, accurate, and current list of each notice, administrative amendment and filing for a replacement permit referred to in the foregoing sentence.

(c)There is no Environmental Claim pending or threatened against any Company or any Person whose Liability for any Environmental Claim such Company has retained, assumed, or indemnified either by Contract or by operation of law.

(d)There are no known present or past actions, activities, or conditions, including without limitation the presence of underground storage tanks, polychlorinated biphenyls (PCBs), underground injection wells, radioactive materials, septic tanks or waste disposal pits which process wastewater, any Hazardous Materials, or incidents, including without limitation the Release or threatened Release of any Hazardous Materials on, any of the Real Property, that are reasonably expected to form the basis of any Environmental Claim against any Company or any Person whose Liability for any Environmental Claim any Company has retained, assumed, or indemnified either by Contract or by operation of law.

(e)No Company has stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or, without any duty of nor undertaking of any investigation or inquiry by such Company, adjacent to any property currently or formerly owned, operated or leased by such Company, except for inventories of such substances to be used, and wastes generated therefrom, in the Ordinary Course (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(f)Seller has delivered or made available to Purchaser complete, accurate and current copies and results of any Phase I Environmental Site Assessments and related Phase II subsurface investigation reports, and any other analyses, tests or monitoring of the air soil, soil vapor, surface or groundwater possessed or initiated by or on behalf of the Companies and in its possession pertaining to Hazardous Materials, if any, in, on, beneath or adjacent to any of the Real Property or regarding the Companies’ compliance with Environmental Laws.

(g)The foregoing representations are the exclusive representations relating to the Companies’ compliance with or liability under Environmental Laws, or the presence of Hazardous Materials. Notwithstanding the foregoing, the Boyd Parties makes no representation regarding, and specifically disclaim any warranty or representations relating to the condition of the Real Property contributed by Purchaser or its Affiliates to the JV Entity at any point prior to the date of the formation of the JV Entity, including the presence, Release or threatened Release of Hazardous Materials on or under any such Real Property to the extent relating to such period of time.

Section 4.9    Intellectual Property.

(a)Section 4.9(a) of the Seller Disclosure Letter is a complete and accurate list of all registered Intellectual Property and all Intellectual Property for which an application for registration is pending, in each case owned by any Company and showing (i) the jurisdictions in which each such item of Intellectual Property has been registered, or in which any such pending application for registration has been filed, (ii) the registration or application number, as applicable, and (iii) where available, the status of such registration or application. To Seller’s Knowledge, each of the Companies owns, or otherwise has the right to use, all material items of Intellectual Property currently used by such Company to conduct the Business, including without limitation the Customer Database.

(b)To Seller’s Knowledge, no trademark and service mark registrations and applications owned by the Companies (collectively, “Company Marks”) are currently involved in any opposition or cancellation Action or any other Action, and, to Seller’s Knowledge, since January 1, 2014, no such Action is or has been threatened in writing with respect thereto. To Seller’s Knowledge, except for Company Marks that a Company has chosen to abandon, cancel or forfeit (any such Company Marks that have been abandoned, cancelled or forfeited since January 1, 2014, to Seller’s Knowledge, are set forth on Section 4.9(b) of the Seller Disclosure Letter), all registered Company Marks are subsisting, valid and enforceable, and no cancellation of any of the Company Marks is pending or threatened in writing. To Seller’s Knowledge, none of the Boyd Parties, their respective Affiliates, or the Companies has received any written notice or claim challenging the validity or enforceability of any Intellectual Property owned by the Companies that remains pending or unresolved. To Seller’s Knowledge, no Company Domain Names are the subject of any Action and, since January 1, 2014, no such Action is or has been threatened in writing with respect thereto. To Seller’s Knowledge, the Company Domain Names are validly registered and maintained, and, to Seller’s Knowledge, none of the Boyd Parties, their respective Affiliates, or the Companies has received any written notice or claim challenging the ownership or validity of the Company Domain Names that remains pending or unresolved. To Seller’s Knowledge, no third party is currently misappropriating, infringing or violating any Company Intellectual Property. To Seller’s Knowledge, none of the Companies is currently misappropriating, infringing or violating any Intellectual Property of any third party.

(c)To Seller’s Knowledge, the Companies are the sole and exclusive owners of all Company Intellectual Property, free and clear of all Liens (except for any Permitted Liens, and it being agreed that, for purposes of this Section 4.9(c), the definition of “Lien” set forth in Section 1.1 shall be deemed to not include the reference to “claim” therein). To Seller’s Knowledge, none of Boyd Parties, their respective Affiliates, or the Companies has received any written notice or claim challenging the Companies’ ownership of any Company Intellectual Property.

(d)To Seller’s Knowledge, the Companies are in compliance in all material respects with all applicable Laws related to the collection and use of personally identifiable information and with any privacy policies under which the Companies have collected or used any personally identifiable information. To Seller’s Knowledge, since January 1, 2014, none of the Companies and their Affiliates has received any written notice or claim asserting that the Business has been conducted in violation of any applicable Laws governing the collection and use of personal information or the privacy policies adopted in connection with the operation of the Business, in each case that remains pending or unresolved.

Section 4.10    Material Contracts.

(a)Except for Contracts that are terminable by any Company upon sixty (60) days’ notice or less without penalty, Section 4.10 of the Seller Disclosure Letter is a complete, accurate, and current list of the following Contracts to which any Company is a party or is otherwise bound and which is in effect as of the Effective Date or as of the Closing Date (each, a “Material Contract”):

(i)Any Contract providing for aggregate annual payments to or by any Company in excess of Five Hundred Thousand Dollars ($500,000).

(ii)Any Contract that grants to any Person the right to occupy any portion of the Real Property (other than such Contracts for hotel, meeting and banquet rooms entered into in the Ordinary Course).

(iii)Any Contract related to the sale, lease, or use of gaming equipment having a value in excess of Five Hundred Thousand Dollars ($500,000).

(iv)Any Contract that prohibits any Company from competing in any geographical area, market or line of business.

(v)All partnership agreements, limited liability company agreements and joint venture agreements relating to any Company or the Business.

(vi)Any Contract with a Governmental Body.

(vii)Any Contract that is (A) a license to any Company of Intellectual Property and requires annual payments in excess of Five Hundred Thousand Dollars ($500,000), other than commercially available software products under standard end-user, “shrink wrap,” “click-to-accept” or similar object code license agreements, or (B) a license by any Company of any Intellectual Property, other than any non-exclusive licenses granted in the ordinary course of business.

(viii)Any Contract pursuant to which any Company has created, incurred, assumed or guaranteed Indebtedness for borrowed money in excess of Five Hundred Thousand Dollars ($500,000).

(ix)Any employment Contract.

(x)Any Contract with any Boyd Party, any of its Affiliates, or any Person in which any Boyd Party or its Affiliates own five percent (5%) or more of the Capital Stock.

(xi)Any Company Collective Bargaining Agreement,

(xii)Any Contract involving the design, development, licensing, or operation of an online gaming business for the Companies.

(b)Each Material Contract is valid and binding upon the Company that is party thereto (and, to Seller’s Knowledge, upon all other parties thereto), in accordance with its terms and is in full force and effect.  There is no, and since January 1, 2015 there has been no, breach or violation of or default by the Company that is a party thereto or, to Seller’s Knowledge, by any other party, under any of the Material Contracts in any material respect, whether or not such breach, violation or default has been waived.  No event has occurred with respect to the Companies or, to Seller’s Knowledge, any other party, which, with notice or lapse of time or both, would constitute a material breach, violation or default of, or give rise to a right of termination, modification, or acceleration under, any of the Material Contracts. Seller has made available to Purchaser copies of all Material Contracts, which copies are true, correct and complete in all material respects.

Section 4.11    Labor and Employment Matters.

(a)Section 4.11(a) of the Seller Disclosure Letter is, as of a date that is no later than ten (10) days prior to the Closing Date, a complete and accurate list of (i) the names, job titles (or positions held) and any union affiliation of each of the employees of the Companies, (ii) the current annual base salary, most recent bonus paid, principal work location, the full-time/part-time/leave status, seniority, date of hire and, if any, union seniority date of each such employee, (iii) such employee’s vacation and any other paid time-off accrued to the extent such employee is entitled to the same, (iv) commissions, material fringe benefits, profit sharing payments and other material payments or benefits of any time payable to such employee, and (v) whether such employee is receiving any workers compensation payments and, if so, the amount thereof.

(b)Section 4.11(b) of the Seller Disclosure Letter is a complete and accurate list, of all collective bargaining agreements applicable to the employees of the Companies, including any side letters, side agreements, letters of assent, memoranda of assent or other agreements that are material with any labor unions (in each case, a “Company Collective Bargaining Agreement”). A copy of each Company Collective Bargaining Agreement has been delivered or made available to Purchaser. To Seller’s Knowledge, there are no material demands for arbitration, grievances, or any other Action under any Company Collective Bargaining Agreement.

(c)To Seller’s Knowledge, there are no unfair labor practice charges or unfair labor practice complaints pending or threatened against any of the Companies before the National Labor Relations Board, or any similar labor relations agency of any Governmental Body. There is no pending strike, slowdown, work stoppage or lockout, by or with respect to any employees of the Companies, nor has there been any such strike, slowdown, work stoppage or lockout or, to Seller’s Knowledge, any verbal or written threat thereof during the three-year period prior to the Effective Date. To Seller’s Knowledge, there have been no organizing efforts, certification drives, or any other activity or Action to certify a union with respect to any employees of the Companies during the three-year period prior to the Effective Date, and there are no petitions for elections pending before the National Labor Relations Board with respect to employees of the Companies or of which the Companies have received written notice with respect to employees of the Companies.

(d)To Seller’s Knowledge, the Companies are in compliance with any applicable Law in respect of personnel, employment and employment practices (including those related to labor, labor relations, fair employment practices, workers’ compensation, unemployment insurance, registration, labor, health and safety, occupational safety, plant closings, layoffs, and the payment of social security and similar Taxes, employee and independent contractor classifications, immigration, affirmative action, terms and conditions of employment or service, wages and hours and nondiscrimination in employment), including, without limitation, the requirements of all federal, state and local Laws regarding immigration, including but not limited to the requirements under the federal Immigration Reform and Control Act of 1986 regarding verification of employment eligibility, documentation fraud, document retention, non-discrimination, and the prohibition against knowing employment of workers who are not authorized to work in the United States. To Seller’s Knowledge, the Companies has on file a valid and current I-9 form for (i) all current employees of the Companies hired since November 6, 1986, and (ii) all former employees of the Companies whose employment commenced within the past three years or terminated within the last year. To Seller’s Knowledge, no Company has any employee currently working under, has sponsored, has signed a petition for, or entered into any Contract related to a visa for any current or past employee, including but not limited to an H-2A or H-2B visa. To Seller’s Knowledge, the Companies have made required payments to their respective unemployment compensation reserve accounts with the appropriate Governmental Bodies of the states or other jurisdictions where such Company is required to maintain such accounts, and each such account has a positive balance.

(e)To Seller’s Knowledge, the Companies have not violated the Worker Adjustment and Retraining Notification Act or any similar state or local applicable Law and have maintained accurate records with respect to the number of employees who have been terminated.

(f)No employee of any Company is entitled to severance pay or other benefits following termination or resignation pursuant to any written policy or agreement, except as otherwise provided by applicable Law. No former employee of any Company is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits from such Company (or any other Company) relating to such former employee’s employment with such Company. Purchaser has been provided accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former employees of the Companies.

(g)To Seller’s Knowledge, prior to signing this Agreement, the Company has complied with any applicable obligations under any Company Collective Bargaining Agreement related to this Agreement or any of the transactions or other events contemplated in the Transaction Documents.

(h)To Seller’s Knowledge, a complete set of all records relating to employee, benefits and/or labor matters of the Companies, including records relating to the Plans, Company Collective Bargaining Agreements, termination decisions, and waivers and/or releases of employees or independent contracts, are part of the books and records of the Companies and shall be the property of the Companies exclusively following the Closing.

Section 4.12    Employee Benefits.

(a)To Seller’s Knowledge, Section 4.12(a) of the Seller Disclosure Letter is a complete, accurate, and current list of each Plan. Seller has made available to Purchaser complete and accurate copies of each such Plan, including, if applicable, (i) all plan documents and all amendments thereto, (ii) all current summary plan descriptions, (iii) the annual report (if required under ERISA) with respect to each such Plan for the last three years (including all schedules and attachments), (iv) the most recent determination or opinion letter issued by the IRS with respect to each such Plan, (v) the most recent actuarial valuation report, if any, (vi) all trust agreements, insurance contracts, and similar instruments with respect to each such funded or insured Plan, and (vii) all material correspondence during the one-year period prior to the Effective Date to or from any Governmental Body relating to any such Plan.

(b)No Plan is, and none of the Companies or any ERISA Affiliate maintains, contributes to, or participates in or has maintained, contributed to, or participated in, or has any Liability with respect to, or any obligation to maintain, contribute, or otherwise participate in, or has any Liability or other obligation (whether accrued, absolute, contingent, or otherwise) under, any (i) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (ii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iii) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code, or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c)No Company or any ERISA Affiliate of any Company currently contributes to, has any obligation to contribute to, or has any Liability with respect to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code (a “Multiemployer Plan”), and (i) all material contributions required to be paid by such Company or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan; (ii) none of the Companies nor any of their ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, and (iii) a complete withdrawal from all such Multiemployer Plans at the Closing would not result in any material liability to any Company.

(d)Each trust established in connection with any Plan that is intended to be exempt from federal income Tax under Section 501(a) or 501(c) of the Code is, to Seller’s Knowledge, so exempt, and, no event has occurred that would reasonably be expected to materially and adversely affect the exempt status of any such trust.

(e)None of the Boyd Parties, their Affiliates, and the Companies has engaged in any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan that could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 of the Code on any Company.

(f)To Seller’s Knowledge, each Plan has since January 1, 2014 been operated in all respects in accordance with its terms and the requirements of all applicable Laws and all material contributions (including employee elective deferral contributions) and payments and premiums required to have been made to or under any Plan have been timely made (or otherwise properly accrued), and, to Seller’s Knowledge, nothing has occurred with respect to the operation of the Plans that could reasonably be expected to cause the imposition of any Liability, penalty, or Tax on the Company under ERISA, the Code, or applicable Laws. To Seller’s Knowledge, the Companies have since January 1, 2014 performed all material obligations required to be performed by them under, are not in any material respect in default under or in material violation of any Plan, and, to Seller’s Knowledge, there is no material default or violation by any party with respect to any Plan.

(g)To Seller’s Knowledge, the execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not (either alone or together with any other event, including any termination of employment on or following the Effective Date) entitle any employee of the Companies to payments for severance, bonus, retirement, job security, or other compensation, increase the amount of any compensation or benefits of any employee of the Companies, accelerate the time of payment or vesting or trigger any funding obligation (through a grantor trust or otherwise) of compensation or benefits under any employment or consulting agreement, Company Collective Bargaining Agreement, Plan or other arrangement, or trigger any other material obligation of the Companies, in each case under any of the foregoing items.

(h)Neither the execution of this Agreement or the other Transaction Documents nor the consummation of the transaction contemplated hereby or thereby, nor the performance of any provision of this Agreement or the other Transaction Documents (alone or in conjunction with any other event, including any termination of employment on or following the Effective Date) will result in any “parachute payment” (under Section 280G of the Code) being provided under a Plan.

(i)No Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(j)Each Plan that constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) has been maintained and operated in material documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. No payment to be made under any Plan that is subject to Section 409A of the Code is, or will be, subject to the adverse Tax consequences of Section 409A(a)(1) of the Code.

Section 4.13    Insurance. To Seller’s Knowledge, Section 4.13 of the Seller Disclosure Letter is a complete, accurate, and current list of all insurance policies on which any Company is named as insured or additional insured, the policy holder, the name of the insurer, the amounts of coverage, the amounts of any retentions or deductibles, and the expiration date. Seller has made true and complete copies of all such insurance policies and resumes of coverage available to Purchaser. In Seller’s good faith judgment, such insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Companies and are sufficient for compliance in all material respects with all applicable Laws and Material Contracts to which any Company is a party. Each of such insurance policies is in full force and effect and, to Seller’s Knowledge, all premiums with respect thereto have been paid. Since January 1, 2014, none of the Boyd Parties, their Affiliates and the Companies has received any written notice regarding any cancellation, invalidation, material increase in premiums or deductibles of any such insurance policy. To Seller’s Knowledge, there is no existing default, or event which the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

Section 4.14    Financial Institution Accounts. To Seller’s Knowledge, Section 4.14 of the Seller Disclosure Letter is a complete, accurate, and current list of (a) all accounts, safe deposits, or lock boxes at any depositary institution (including a savings bank, commercial bank, savings and loan association, or credit institution), trust company, brokerage firm, mutual fund, mortgage loan company, or other financial institution, in each case, in the name of any Company or used by any Company in the Business, (b) all Persons authorized to draw on, access, or sign for any such accounts, and (c) the owner of record of each account.

Section 4.15    Taxes.

(a)The Companies have filed all income and other material Tax Returns required to be filed by them with the appropriate Governmental Bodies in all jurisdictions in which such Tax Returns are required to be filed, and to Seller’s Knowledge, all such Tax Returns are complete and accurate and have been prepared in compliance with applicable Law. The Companies have paid all Taxes that are due and payable (including withholding and other remittances), whether or not shown on such Tax Returns, or have established adequate reserves therefor.

(b)(i) There are no claims, audits or other Actions with any Governmental Bodies pending or, to Seller’s Knowledge, threatened in writing with respect to Taxes against any of the Companies, (ii) there are no outstanding waivers extending the statutory period of limitation relating to Taxes of or with respect to the Companies, and (iii) there are no Liens for Taxes (other than Permitted Liens) against the Companies or on any of their assets or the Transferred and Redeemed Interest.

(c)To Seller’s Knowledge, each Company has (i) complied with all applicable Law relating to withholding of Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party, (ii) paid over to the proper Governmental Body (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Law, and (iii) timely filed or delivered, as applicable, all withholding Tax Returns, for all periods through and including the Closing Date.

(d)To Seller’s Knowledge, the Companies have not taken any action that is or could be reasonably likely to result in a reduction of the amount of the AC Tax Refund owed to the Companies. To Seller’s Knowledge, no facts exist that would materially reduce the amount of the AC Tax Refund being paid to the Companies.

(e)Section 4.15(e) of the Seller Disclosure Letter sets forth a complete and accurate list of the federal and applicable state Tax classifications of each of the Companies, including any changes to such classifications, since the date of their respective formation.

(f)To Seller’s Knowledge, no claim has ever been made by any Governmental Body in a jurisdiction where the Companies do not file Tax Returns that the Companies are or may be subject to Tax by that jurisdiction.

(g)Except for the Attribute Allocation Agreement, the Companies are not parties to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Companies do not have any Liability or potential Liability to another Person under any such agreement. To Seller’s Knowledge, the Companies do not have any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under any federal, state, local or foreign Law, as a transferee or successor, by operation of Law, by Contract or otherwise.
(h)To Seller’s Knowledge, the Companies have not participated in, and are not currently participating in, a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of federal, state, local, or foreign Law.

(i)    The Companies will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing date, (ii) “closing agreement” described in any federal, state, local, or foreign Tax Law executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) election under Section 108(i) of the Code made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

Except for Sections 4.15(e), 4.15(g), and 4.15(i), the representations and warranties made in this Section 4.15 refer only to the past activities of the Companies and are not intended to serve as representations and warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any Tax period (or a portion thereof) beginning after or any Tax position taken after, the Effective Time.

Section 4.16    Title to Assets and Sufficiency of Assets. To Seller’s Knowledge, (a) the Companies have good and valid title to, or a valid leasehold interest in, all tangible personal property and other tangible assets reflected in the Recent Balance Sheet or acquired after the date of the Recent Balance Sheet, including without limitation the assets set forth on Section 4.16 of the Seller Disclosure Letter, other than tangible properties and tangible assets sold or otherwise disposed of in the Ordinary Course, (b) all such properties and assets (including leasehold interests) are free and clear of Liens, other than Permitted Liens, and (c) the properties, assets and rights owned, leased or licensed by the Companies include all properties, assets and rights currently used in the Business.

Section 4.17    Affiliate Transactions. There are no Contracts between, on the one hand, any of the Companies, and, on the other hand, any Boyd Party, any Affiliate of a Boyd Party (excluding the Companies), or any director, officer, member, partner, shareholder, or equity holder of any Boyd Party or any Affiliate of a Boyd Party (excluding the Companies).

Section 4.18    Top Suppliers. Section 4.18 of the Seller Disclosure Letter lists for each of the calendar year of 2015 the name of the suppliers that were the largest ten (10) suppliers as determined on the basis of the dollar value of the products or services (or both) sold collectively to the Companies (“Major Suppliers”). No Major Supplier has given any Company written notice terminating or canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Contract with any Company or, to Seller’s Knowledge, threatening to take any such actions.

Section 4.19    Customer Database. The Companies are the owners of the Customer Database, which information includes personally identifiable details regarding individual players, customers or patrons who have had their table or slot play tracked at the Business. Neither any Boyd Party nor any of its Affiliates (other than the Companies) or their respective Representatives has accessed or otherwise used the Customer Database for any purpose, except for employees of MDDC accessing and using the Customer Database solely in the course of and for the purpose of providing services to MDDC and for the Boyd Parties solely in connection with providing email marketing services for the Companies pursuant to the eCommerce Shared Services Agreement between Parent and MDDC dated January 1, 2011. No Company has licensed or made available any information in the Customer Database to any other Person, including any Boyd Party, other than another Company or employees of MDDC accessing such information solely in the course of and for the purpose of providing services to MDDC. The Customer Database is not integrated in any way with the information technology systems of the Boyd Parties or their Affiliates (other than the Companies). To Seller’s Knowledge, the Customer Database is accessible and usable for the purposes for which it is used in the ordinary course of the Business. The accessibility and usability of the Customer Database shall not be adversely affected in any material respect by the consummation of the transactions contemplated hereby or by the other Transaction Documents. To Seller’s Knowledge, the Customer Database does not contain any information that was derived without authorization from confidential information or trade secrets owned by any third party. To Seller’s Knowledge, no third party has asserted or threatened to assert any claim for misappropriation of trade secrets or breach of any implied or express contractual duty relating to the use of information in the Customer Database.

Section 4.20    No Other Purchaser Representations or Warranties. The Boyd Parties acknowledge that, except for the representations and warranties expressly set forth in this Agreement (as modified by the Disclosure Letter) or in any certificate delivered hereunder (the “Express Representations”) made by Purchaser, none of Purchaser or any other Person on behalf of Purchaser makes, and that the Boyd Parties have not relied on and will not be entitled to, and will not, rely on any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to the Boyd Parties, including with respect to the accuracy or completeness of any information provided, disclosed or delivered to the Boyd Parties or any of its Affiliates to the extent such information is not covered by an Express Representation, in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby or by the other Transaction Documents.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

In order to induce Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser represents and warrants to Seller that the following are true and correct:

Section 5.1    Organization. Purchaser is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing in each of the jurisdictions in which the ownership or operation of its assets or the conduct of its business requires it to be so qualified, except where any such failures to have such power or authority or to be so qualified and in good standing, individually or in the aggregate, would not have or would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby.

Section 5.2    Authority; Execution and Delivery; Enforceability. Purchaser has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Purchaser has duly and validly authorized by all corporate action on its part the execution and delivery of this Agreement and any other Transaction Document to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby. Purchaser has duly and validly executed and delivered this Agreement and, immediately prior to the Closing, Purchaser shall have duly and validly executed and delivered any other Transaction Documents to which it is a party. Assuming due authorization, execution, and delivery of this Agreement and each other Transaction Document by each party hereto and thereto, this Agreement constitutes and, when executed and delivered, each other Transaction Document will constitute a valid and binding obligation of Purchaser to the extent party thereto, enforceable against Purchaser to the extent party thereto in accordance with their respective terms, except as enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally, and (b) general principles of equity (both in law and equity).

Section 5.3    Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents to which Purchaser is a party do not, and the performance hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, subject to obtaining or making the Consents, orders, registrations, declarations and filings described in Section 5.4, (a) conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Purchaser or any of its Affiliates, (b) except as would not and would not reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby, conflict with, result in any violation or breach of, constitute (with or without notice or lapse of time, or both) a default under, permit termination, modification, cancellation or acceleration under, or require a Consent under, any Contract to which Purchaser or any of its Affiliates is a party or by which Purchaser, any of its Affiliates, or Purchaser’s membership interest in the JV Entity may be bound, (c) result in the creation of any Lien on Purchaser’s membership interest in the JV Entity pursuant to any Contract to which any Purchaser or any of its Affiliates is a party or by which Purchaser, any of its Affiliates, or such membership interest may be bound, or (d) except as would not and would not reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby, conflict with or violate any Law or Order applicable to Purchaser or any of its Affiliates or the Transferred and Redeemed Interest.

Section 5.4    Consents and Approvals. The execution and delivery by Purchaser of this Agreement and any other Transaction Document to which Purchaser is a party, the performance hereunder and thereunder by Purchaser, and the consummation of the transactions contemplated hereby and thereby do not and will not require any Governmental Authorizations, except (i) for any such Governmental Authorization required under Gaming Laws and Liquor Laws, and (ii) as would not and would not reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby and thereby.

Section 5.5    Brokers. None of Purchaser and its Affiliates has employed or engaged, directly or indirectly, any broker, agent, investment banker, intermediary, financial advisor, finder, or firm acting on behalf of Purchaser or its Affiliates that is or will be entitled to any brokerage fees, commissions, finder’s fees or any other commission or similar fee, directly or indirectly, from Purchaser or its Affiliates in connection with the execution and delivery of this Agreement or any other Transaction Document, performance hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby.

Section 5.6    Litigation. There is no Action pending against Purchaser or its Affiliates, or, to Purchaser’s knowledge, threatened against Purchaser or its Affiliates, that, individually or in the aggregate, would have or would reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement or any other Transaction Document to which it is a party or to consummate the transactions contemplated hereby or thereby.

Section 5.7    Investment Representations. The Transferred Interest will be acquired for Purchaser’s account and not with a view towards distribution thereof within the meaning of the Securities Act.

Section 5.8    No Other Seller Representations or Warranties; Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. Purchaser hereby acknowledges and agrees that, except for the Express Representations made by the Boyd Parties, neither the Boyd Parties nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives nor any other Person on behalf of the Boyd Parties makes, and that Purchaser has not relied on and will not be entitled to, and will not, rely on, any other express or implied representation or warranty with respect to the Boyd Parties, the Companies or any of their respective businesses or operations or any other matter, including with respect to the accuracy or completeness of any information provided, disclosed or delivered to Purchaser or any of its Affiliates to the extent such information is not covered by an Express Representation in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby. In connection with the due diligence investigation of the Transferred Interest and the Companies by Purchaser, Purchaser may receive from the Boyd Parties or the Companies, to the extent provided to Purchaser, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Companies and their respective businesses and operations. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Purchaser is familiar, that Purchaser is taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Purchaser will not have any claim against the Boyd Parties, the Companies or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Purchaser hereby acknowledges that, except for the Express Representations, neither the Boyd Parties nor any of the Companies, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making, and that Purchaser has not relied on, and that Purchaser will not rely on or be entitled to rely on, any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans). Except for the Express Representations and Purchaser’s indemnification rights in respect thereof, neither the Boyd Parties nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the delivery, dissemination or any other distribution to Purchaser or any other Person, or the use by Purchaser or any other Person, of any such information provided or made available to them by the Boyd Parties, the Companies or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Purchaser or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 5.8 shall limit or affect Purchaser’s rights or remedies otherwise expressly provided by this Agreement or the other Transaction Documents.

Section 5.9    Licensability. Neither Purchaser nor any of its Affiliates (a) has been found by a Gaming Authority not to have good moral character, (b) has been convicted of any offense that would disqualify or otherwise prevent Purchaser and such Persons from holding an Existing Purchaser Gaming Approval in any state or other jurisdiction, or (c) has ever been denied or had suspended or revoked an Existing Purchaser Gaming Approval by a Gaming Authority. Purchaser and each of its Affiliates which is licensed or holds any Existing Purchaser Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates or manages gaming facilities (if applicable). To Purchaser’s Knowledge, there are no on-going material investigations outside of the ordinary course with respect to any Existing Purchaser Gaming Approval held by Purchaser or any such Person and there are no facts not known to an applicable Gaming Authority or that are not publicly known which, if known to such applicable Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of an Existing Purchaser Gaming Approval of any of the Licensed Parties issued by such Gaming Authority or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the sale and purchase of the Transferred Interest and the Redeemed Interest.

Section 5.10    Compliance with Gaming Laws. Each of Purchaser and MGM Member and, to the Knowledge of Purchaser, each of the directors, officers and key employees of each of Purchaser and MGM Member (and other Persons performing management functions similar to such individuals) hold all permits, registrations, licenses, exemptions, certifications, orders, approvals and authorizations (including the Existing Purchaser Gaming Approvals) necessary to conduct the business and material operations of Purchaser and MGM Member with respect to gaming activities (the “Purchaser Governmental Approvals”), each of which is in full force and effect in all material respects, and to the Knowledge of Purchaser, no event has occurred (whose occurrence is not known to the applicable Governmental Body or not publicly known)

which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Purchaser Governmental Approval that currently is in effect, the loss of which is, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the sale and purchase of the Transferred Interest and the Redeemed Interest and the other transactions contemplated by this Agreement. Each of Purchaser and MGM Member and, to the knowledge of the Purchaser, each of the directors, officers and key employees of each of Purchaser and MGM Member (and other Persons performing management functions similar to such individuals) are in material compliance with the terms of the Purchaser Governmental Approvals. Purchaser has not received a written notice of any investigation or review outside of the ordinary course by any Governmental Body that is pending, and, to the Knowledge of Purchaser, no such investigation or review by any Governmental Body is threatened, nor has any Governmental Body indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the sale and purchase of the Transferred Interest and the Redeemed Interest and the other transactions contemplated by this Agreement.

Section 5.11    Financing. Purchaser’s current cash availability or available borrowings under its existing credit facilities are sufficient to enable Purchaser to make payment in full, in cash, of (a) the Closing Payment and (b) any amounts payable in connection with the post-Closing adjustment contemplated by Section 2.5. Purchaser hereby acknowledges and agrees that the receipt by Purchaser of any financing from any Person is not a condition to Purchaser’s obligation to purchase the Transferred Interest at the Closing under this Agreement.

ARTICLE VI

CERTAIN COVENANTS

Section 6.1    Ordinary Course. From the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article X, unless (i) Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned except as otherwise specified in Section 6.1(a)), (ii) expressly permitted by this Agreement, (iii) disclosed in Section 6.1(a) of the Seller Disclosure Letter, or (iv) required by applicable Law or Governmental Body, Seller shall (i) cause each of the Companies to carry on the Businesses in the Ordinary Course and in accordance with their Organizational Documents and use commercially reasonable efforts to preserve intact their present business organization, maintain their rights and preserve in all material respects their relationships with employees, officers, customers, suppliers and others having material business dealings with them; and (ii) cause each Company to maintain in all material respects insurance policies and Governmental Licenses and Rights with respect to the Companies and to maintain all material assets and properties of the Companies in customary repair, order and condition consistent with the Companies’ maintenance practices in the Ordinary Course; provided, however, that no action taken by any of the Companies with respect to matters specifically addressed by clauses (a) through (s) of this Section 6.1 taken in compliance with this Section 6.1 will be deemed a breach of this sentence. Without limiting the generality of the foregoing and MGM Member’s rights under the JV Operating Agreement, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed (except as otherwise specified in Section 6.1(a))), from the date of this Agreement until the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to Article X, except (w)  as expressly permitted by this Agreement, (x) as provided in the Company Budget, (y) as disclosed in Section 6.1(b) of the Seller Disclosure Letter, or (z) as required by applicable Law or Governmental Body, Seller shall not, and shall cause each of the Companies not to

(regardless of whether such action would have otherwise been permitted under the JV Operating Agreement without MGM Member’s consent):

(a)take any action that would require the consent of MGM Member under any Organizational Documents of any Company, including the JV Operating Agreement (provided that Purchaser may withhold, condition or delay its consent for any such action in its sole and absolute discretion, and this consent standard shall apply to such action regardless of whether such action is also addressed by clause (b) through (s) below);

(b)amend any Organizational Documents of any Company; issue, authorize the issuance of, or enter into any agreement to issue any Capital Stock of any Company; or undertake any recapitalization, merger, consolidation, reorganization, liquidation, dissolution or winding up of any Company;

(c)(i) enter into any collective bargaining agreement or modify any Company Collective Bargaining Agreement other than Ordinary Course immaterial modifications;

(ii) approve, authorize, adopt, enter into, announce or communicate to employees any new, modified, amended or supplemental Plan that imposes or is reasonably likely to impose additional costs or obligations on the Companies (except for immaterial amendments to Plans);

(iii) approve, authorize, adopt, or enter into, or make any amendments to, any employment agreement;

(iv) except as prohibited by the above subclause (iii), grant any non-Ordinary Course increase in wages, salary, bonus or other compensation remuneration or benefits, except (A) as required by applicable Law; (B) as required by the terms of any existing benefit plan or employment agreement, or (C) annual renewals of existing health care plans so long as the renewal is in the Ordinary Course;

or (v) take any action to accelerate the vesting or payment, or fund or otherwise secure the payment of compensation or benefits under, any benefit plan, except (A) as required by applicable Law, or (B) as required by the terms of any existing benefit plan or employment agreement;

(d)sell, lease or otherwise dispose (including by merger, consolidation, or business combination) of (i) any Real Property or (ii) other than pursuant to the terms of any Contract in existence on the Effective Date that has been disclosed to Purchaser in writing, any other material assets;

(e)except in the Ordinary Course, (i) incur, create, assume or otherwise become liable for any Indebtedness, (ii) assume, guarantee or endorse, enter into any “keep well” arrangement or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any other Person (other than a guaranty by the JV Entity on behalf of any Subsidiary of the JV Entity), or (iii) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing, in each case other than (A) Indebtedness of any Subsidiary of the JV Entity to the JV Entity or to another such Subsidiary, (B) progressive slot machine Liabilities and accounts payable to vendors or suppliers in the Ordinary Course;

(f)make any acquisitions of any equity interests, business or assets of any other Person, or make any loans, advances or capital contributions to, or investments in, any other Person, with an aggregate value in excess of $500,000 after the date hereof, except loans, advances, capital contributions, investments or other transactions solely among the Companies;

(g)authorize any capital expenditures that are not expressly authorized in the JV Budget;

(h)pledge or otherwise encumber the Transferred and Redeemed Interest or any Capital Stock, or any other debt, ownership or equity interests or securities of any of the Companies, or create, assume, suffer or permit any Lien thereupon;

(i)other than in the Ordinary Course (except for mortgages of real property, which shall not be permitted regardless of whether in the Ordinary Course), mortgage, pledge or otherwise encumber any of the Companies’ assets, tangible or intangible, having a value, individually or in the aggregate or create or assume any Lien thereupon (other than Permitted Liens);

(j)notwithstanding any obligation in the JV Operating Agreement to the contrary, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of securities or equity interests of the Companies other than a dividend or distribution by a wholly-owned Subsidiary of a Company to such Company;

(k)enter into, modify or amend (except for immaterial modifications or amendments) any Material Contract or any contract that would constitute a Material Contract if in existence on the date hereof;

(l)enter into, modify or amend any transaction with a Related Party;

(m)settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration other than settlements or compromises of litigation, claims or arbitration, that involve the payment of monetary damages not in excess of $250,000 individually or $500,000 in the aggregate by the Companies (except in the Ordinary Course, or where such monetary damages are either satisfied in full prior to the Closing or accounted for as a current liability of the Company in the calculation of Working Capital) and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Companies;

(n)implement or adopt any material change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, Liabilities or results of operations of the Companies, except insofar as may have been required by a change in or interpretation of GAAP or Law;

(o)other than the AC Tax Refund and Tax Matters relating to the AC Tax Refund (which shall be governed solely by the JV Operating Agreement and Section 6.16), (i) make, amend or revoke any material Tax election, (ii) settle or compromise any material Tax liability, claim or assessment, or agree to any adjustment of any material Tax attribute, (iii) file or amend any material Tax Return, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under state, local or foreign law) relating to material Taxes, (v) surrender any right to claim a material Tax refund, (vi) consent to waive any statute of limitations with respect to material Taxes, (vii) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement relating to material Taxes, (viii) apply for or enter into any ruling from any Governmental Body with respect to material Taxes, or (ix) take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax;

(p)accelerate its collection or receipt of accounts receivable or delay or defer the payment of any accounts payable that are due and payable with the intent of manipulating the Working Capital adjustment;

(q)permit any prepayment of principal on any Indebtedness of the Companies to the extent that such prepayment is reasonably likely to cause the cash on hand to fall below a level that is prudent for the operation of the Business and consistent with the Ordinary Course;

(r)take any position on behalf of the Companies regarding the expansion of gaming activities in New Jersey; or

(s)authorize, agree or commit to do any of the foregoing.

Seller shall give Purchaser prompt written notice of any action taken which would have required Purchaser’s consent pursuant to this Section 6.1 read without regard to clauses (w) through (z) in the introductory paragraph of this Section 6.1 and any Ordinary Course carveouts in clauses (a) through (s) above; provided, however, that any failure to so notify the other parties shall not be deemed to be a breach of this Section 6.1, except to the extent that such failure to so notify actually and materially prejudices the other parties. Seller shall cause each Company to comply in all material respects with all applicable Laws and regulations, and to comply in all material respects with all applicable Gaming Laws, wherever their businesses are conducted.

Section 6.2    No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Companies prior to the Closing Date, and nothing contained in this Agreement is intended to give Seller or any Company, directly or indirectly, the right to control or direct Purchaser’s or any of its Subsidiaries’ operations, in each case, in a manner prohibited by applicable Law (including Gaming Laws and antitrust Laws). Similarly, except as provided in Section 6.1, nothing contained in this Agreement is intended to modify or restrict the exercise of any rights or remedies of any party under the JV Operating Agreement.

Section 6.3    Seller Cooperation.

(a)Prior to the earlier of the Closing and the termination of this Agreement, Seller shall, and shall cause the Companies to, and shall cause its and their respective employees, directors, officers, agents and other representatives (collectively, “Representatives”) to use commercially reasonable efforts to, reasonably promptly provide, at the sole cost and expense of Purchaser, reasonable cooperation that is reasonably requested by Purchaser in connection with Purchaser’s or its Affiliates’ or subsidiaries’ reporting obligations under applicable Laws, including, but not limited to, pursuant to Rule 3-05 of Regulation S-X under the Securities Act, or that is reasonably requested by Purchaser and any potential lenders or other financing sources in connection with arranging and consummating financing for the purpose of funding the payment of the Estimated Closing Payment and consummating any transactions contemplated hereby. Without limiting the generality of the foregoing, prior to the earlier of the Closing and the termination of this Agreement, Seller shall, and shall cause the Companies to, and shall cause the Representatives of Seller and the Companies to use commercially reasonable efforts to, among other things, (a) reasonably promptly furnish Purchaser, its Affiliates and subsidiaries and any potential lenders or other financing sources with any financial, marketing and other information and materials relating to the Companies reasonably requested by Purchaser, its Affiliates or subsidiaries or such potential lenders or other financing sources or ratings agencies, including, without limitation, audited and unaudited financial statements of the Companies and all customary and reasonable documentation and other information required by regulatory authorities or other Governmental Bodies with respect to the Companies under applicable “know your customer” and anti-money laundering rules and regulations; (b) reasonably cooperate with the marketing efforts of Purchaser, its Affiliates and subsidiaries and any potential lenders or other financing sources, including participation in a reasonable number of meetings and attending a reasonable number of presentations, roadshows, and due diligence sessions; (c) cause any independent accountants and auditors of the Companies to reasonably assist Purchaser, its Affiliates and subsidiaries in connection with the preparation of pro forma financial information and financial statements related to the transactions contemplated hereby (including to consent to the use of their audit reports with respect to any consolidated financial statement of the Companies);  (d)  assist Purchaser, its Affiliates and subsidiaries, and the independent accountants and auditors of Purchaser or its Affiliates or subsidiaries in connection with the preparation of pro forma financial information and financial statements related to the transactions contemplated hereby; (e) assist Purchaser, its Affiliates and subsidiaries in obtaining any waivers, consents, estoppels, lien releases, or approvals necessary or advisable in connection with the consummating of the financing contemplated by this Agreement; and (f) to the extent the Companies are to be a party to such financing after the Closing, cause the Companies to obtain customary legal opinions and execute and deliver customary closing certificates and documents at or prior to the Closing as may be reasonably requested by Purchaser, its Affiliates or subsidiaries in connection therewith. The Boyd Parties shall continue to cooperate with Purchaser, at Purchaser’s sole cost and expense, in the manner set forth in this Section 6.3 from and after the Closing if Purchaser determines in good faith that such cooperation is necessary in order for Purchaser, its Affiliates or subsidiaries to comply with their respective reporting obligations under applicable Law or exchange rules, including reporting obligations, or other applicable contractual requirements of any of the Companies that existed as of the Closing Date.

Notwithstanding the foregoing, neither Seller, Parent nor any Company shall be required to take or permit the taking of any action pursuant to this Section 6.3 that would (i) contravene any applicable Law, (ii) cause any covenant, representation or warranty in this Agreement to be breached by Seller or Parent, (iii) cause any director, officer or employee or stockholder of Seller, Parent or any Company to incur any personal liability, or (v) require any Company or any Persons who are directors of any Company to pass resolutions or consents on behalf of any Company to approve or authorize the execution of the financing contemplated by this Section 6.3, or execute or deliver any certificate, document, instrument or agreement (or agree to any change or modification of any existing certificate, document, instrument or agreement) that are effective before the Closing.

(b)Notwithstanding anything to the contrary to this Agreement,

(i)no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of any Company under any certificate, document or instrument related to such financing shall be effective until the Closing, and neither any Boyd Party nor any Company shall be required to take any action that is not contingent upon consummation of the Closing or that would otherwise be effective prior to the Closing;

(ii)Purchaser shall, reasonably promptly upon request, reimburse Seller, Parent, any Company and their respective Affiliates for all documented, out-of-pocket costs and expenses (including reasonable attorney’s fees and expenses) incurred by any of them in connection with performing its obligations under this Section 6.3;

(iii)the Company Board shall not be required to approve any financing or any arrangement related thereto if such approval would become effective prior to the Closing; and

(iv)Purchaser shall indemnify, defend and hold harmless Seller, Parent, any Company and their respective Affiliates and Representatives from and against any and all liabilities, losses,

damages, claims, documented out-of-pocket costs and expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any financing contemplated by this Section 6.3 and any information utilized (other than information provided by Seller, Parent, any Company and their respective Affiliates and Representatives) or any assistance or activities provided in connection therewith, except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties as a direct result of the gross negligence or willful misconduct of Seller or Parent.

Section 6.4    Termination or Amendment of Agreements. Seller shall, and shall cause each of the applicable Companies to, terminate or amend (as noted on Section 6.4 of the Seller Disclosure Letter), effective prior to or as of the Closing, each of the agreements listed on Section 6.4 of the Seller Disclosure Letter, in a form reasonably satisfactory to Purchaser. With respect to any agreements listed thereon that are to be terminated, any and all Liabilities of the Companies thereunder shall be fully satisfied, discharged, or released on or prior to the Closing.

Section 6.5    Notifications. Seller shall promptly notify Purchaser, and Purchaser shall promptly notify Seller, of (a) any Actions commenced or, to the knowledge of such party, threatened, against such party, any Company or any of their respective Affiliates or directors, managers, members, officers, directors, employees or agents in their capacity as such, to the extent that such Actions relate to the consummation of the transactions contemplated by this Agreement, and (b) the occurrence or non-occurrence of any fact or event that, in either case, would be reasonably likely to cause (i) any inaccuracy in or breach of any representation or warranty by such party set forth in Article III, Article IV, Article V, as the case may be, or (ii) any condition to the other party’s obligations hereunder set forth in Article VII or Article VIII not to be satisfied; provided, however, that any failure to so notify the other parties shall not be deemed to be a breach of this Section 6.5, except to the extent that such failure to so notify actually and materially prejudices the other parties. Notwithstanding the foregoing, no such notification, nor the obligation to, or the failure to, make such notification, shall affect the representations, warranties, covenants or indemnification obligations of any party or the conditions to the obligations of any party, or cure any inaccuracy, breach, or failure to perform by any party of this Agreement, or limit or otherwise affect the termination rights, indemnification rights or other remedies available under this Agreement to the party receiving such notice, except as provided by Section 6.6. Without limiting Seller’s deliveries to MGM Member under the JV Operating Agreement, but without duplication thereunder, Seller shall deliver to Purchaser (x) an unaudited statement of income for the one month period then ended and a trial balance sheet as of the end of such calendar month, promptly after they become available and in any case within ten (10) days after the end of each calendar month and (y) an unaudited cash flow statement of the JV Entity for the one month period then ended promptly after it becomes available and in any case within twenty (20) days after the end of each calendar month. Such statement of income, cash flow statement, and trial balance sheets shall be in the form currently prepared in the Ordinary Course consistent with the JV Entity’s past practice for management’s use.

Section 6.6    Disclosure Supplements. From time to time prior to the Closing, and solely with respect to the non-Fundamental Representations of the Boyd Parties contained herein, the Boyd Parties may supplement or amend the Seller Disclosure Letter with respect to (a) any event, condition, fact or circumstance occurring after the Effective Date (i) which, if existing or occurring on or prior to the Effective Date, would have been required to be set forth or described in the Seller Disclosure Letter in order to make the representations and warranties in this Agreement true, accurate and complete or (ii) that is necessary to revise, amend or correct any information in the Seller Disclosure Letter which has been rendered inaccurate by such event, condition, fact or circumstance or (b) solely with respect to any non-Fundamental Representation of the Boyd Parties that is qualified by Knowledge, any event, condition, fact or circumstance occurring on or prior to the Effective Date to the extent that Seller first acquired Knowledge of such event, condition, fact or circumstance after the Effective Date, and such event, condition, fact or circumstance would have been required to be set forth or described in the Seller Disclosure Letter if Seller had Knowledge of such event, condition, fact or circumstance as of the Effective Date; provided, however, in the case of the foregoing clauses (a) or (b), that such event, condition, fact or circumstance does not arise out of or relate to a breach by the Boyd Parties of this Agreement. The Boyd Parties shall promptly notify Purchaser in writing of the supplement or amendment of the Seller Disclosure Letter. Any such updates shall be treated as included in the Seller Disclose Letter for all purposes of this Agreement, including for the purpose of determining whether an indemnification obligation exists under Article IX; provided, however, that such updates will not be treated as though they had been included in the Seller Disclosure Letter for the determination of whether the condition set forth in Section 7.3 has been satisfied.

Section 6.7    No Alternative Transactions. The parties agree that from the Effective Date through the earlier of the Closing Date and the termination of this Agreement, Seller shall not, and shall cause the Companies not to, and Seller shall, and shall cause the Companies to, require their respective directors, officers, employees, agents and attorneys not to, directly or indirectly, (a) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than Purchaser) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale or license of a majority of assets or similar business transaction involving any of the Companies or a sale of any portion of the Transferred and Redeemed Interest, (b) furnish any non-public information concerning the business, properties or assets of any of the Companies to any party (other than Purchaser or its directors, officers, employees, agents and attorneys) in connection with any such transaction, or (c) engage in discussions or negotiations with any party (other than with Purchaser or any of its directors, officers, employees, agents and attorneys) with respect to, or consummate, any such transaction, or (d) enter into, approve, agree to, recommend or consummate any such transaction. If any of Seller, the Companies or any of their respective directors, officers, employees, agents and attorneys receives any bona fide proposal of the nature described in this Section 6.7, Seller shall, within three (3) Business Day after such receipt, notify Purchaser in writing of such proposal, including the identity of the other party and the material terms of such proposal.

Section 6.8    Publicity. Any press release or release of other information to the press or any other Person by any Boyd Party or by Purchaser or MGM Member with respect to the subject matter of this Agreement and/or the other Transaction Documents shall be mutually approved by Purchaser and Seller, except as may be required by any Gaming Law or other applicable Law; provided, that, the disclosing party shall use commercially reasonable efforts to provide prior notice to and consult with the non-disclosing party.

Section 6.9    Government Filings. Prior to the Closing Date, each of the parties shall, and Seller shall cause the JV Entity to, cooperate with the other parties in determining whether any filings are required to be made with, or Consents and Gaming Approvals required to be obtained from, or fees or expenses required to be paid to, any third party or Governmental Body (including but not limited to any Gaming Authority) prior to the Closing Date in connection with this Agreement or the transactions contemplated hereby, and shall use its commercially reasonable efforts to cooperate with the other parties in making any such filings promptly and in seeking to obtain timely any such Consents and, subject to the other parties’ prior written approval (such consent not to be unreasonably withheld), paying any such fees or expenses (at Purchaser’s sole cost and expense). Each of the Boyd Parties and Purchaser shall promptly provide the other party(ies) with copies of all other filings made by such parties (or in the case of the Boyd Parties, a Company) with any state or Governmental Body (including but not limited to any Gaming Authority) in connection with this Agreement or the other transactions contemplated hereby; provided, that no party shall be obligated to make available to any other party confidential or proprietary information in any filings required under Gaming Laws.

Section 6.10    Governmental Approvals.

(a)Upon the terms and subject to the conditions of this Agreement, each of the parties shall cooperate with each other and use its commercially reasonable efforts to (and, with respect to Gaming Laws and antitrust Laws, if applicable, shall use their commercially reasonable efforts to cause their respective members, stockholders, directors, managers and officers to) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Governmental Approvals, including Gaming Approvals, and to comply (and, with respect to the Gaming Laws, to cause their respective members, stockholders, directors, managers and officers to comply) with the terms and conditions of all such Governmental Approvals (provided, however, that neither Seller nor the Companies shall be required to incur any liabilities or pay more than a nominal sum to obtain any such Governmental Approvals or Gaming Approvals). The parties and their respective Affiliates, directors, managers and officers shall (i) file as soon as reasonably practicable and in any event within thirty (30) days after the date of this Agreement, or such longer period as may be reasonably agreed upon by the parties, all required initial applications and documents in connection with obtaining the Gaming Approvals, (ii) as soon as reasonably practicable after the date hereof, file all required initial applications and documents in connection with all Governmental Approvals other than those required under subpart (i), and (iii) act diligently and promptly thereafter in responding to additional requests and comments in connection therewith and pursue all such Governmental Approvals as promptly as possible. The parties acknowledge that this Agreement and the transactions contemplated hereby are subject to the review and approval of the applicable Gaming Authorities. Each of the Boyd Parties and Purchaser shall have the right to consult with the other on, in each case subject to applicable Laws relating to the exchange of information (including antitrust Laws and Gaming Laws), and except as set forth in the immediately following proviso, all the information relating to the other Person and any of its Affiliates that appears in any filing made with, or written materials submitted to, any third Person or Governmental Body in connection with the transactions contemplated by this Agreement; provided, that neither party shall be obligated to share (x) any filings or other written materials that include individual personal background and financial information or (y) any communications with Gaming Authorities pertaining to any such information or matters related thereto. Without limiting the foregoing, if any of the Boyd Parties and Purchaser receives communications or requests from Governmental Bodies relating to Governmental Approvals, it shall notify the other promptly of the receipt of such communications and requests and shall upon request of the other party supply such other party with copies of all correspondence between the party having received any such communications and requests or any of its Representatives and Governmental Bodies with respect to Governmental Approvals.

(b)Each of the Boyd Parties and Purchaser shall promptly notify the other upon receiving any communication from any Governmental Body whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Person to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Body will not be obtained or that the receipt of any such consent or approval will be materially delayed.

(c)Each of the Boyd Parties, on the one hand, and Purchaser, on the other hand, shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to (i) defend any Actions challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) resolve any objection asserted with respect to the transactions contemplated under this Agreement by any Governmental Body (including any Gaming Authority), and (iii) prevent the entry by any Governmental Body of any order challenging this Agreement or the consummation of the transactions contemplated by this Agreement, appealing as promptly as possible any such order and having any such order vacated or reversed (provided, however, that none of Seller, Parent and the Companies shall be required to incur any liabilities or pay more than a nominal sum to defend any Action, or obtain any such consents, registrations, approvals, permits and authorizations). Each of the Boyd Parties and Purchaser shall promptly notify the other upon receiving any communication from any Governmental Body that such Governmental Body has brought or initiated or plans to bring or initiate any Action (including but not limited to any investigation or inquiry) that could reasonably be expected to have a material adverse effect on any party’s ability to consummate the transactions contemplated hereby or by the other Transaction Documents. The parties shall cooperate with each other and with the applicable Governmental Body with respect to any such initiated or planned Action described in the preceding sentence.

(d)Notwithstanding the foregoing or any other provision of this Agreement, no party, nor any of their respective Affiliates, shall have any obligation or affirmative duty to consummate a sale, divestiture, lease, license, holding separate (including by establishing a trust or otherwise) or other disposition of, or any limitation, condition, or restriction on (including any amendment or modification to any existing limitation, condition or restriction), any of its assets, properties, products, operations or businesses, or conduct remedies or other mitigation in respect of such assets, properties, products, operations or businesses, or propose, negotiate, agree to do or permit to be done any of the foregoing in the future, in connection with seeking any Governmental Approval.

(e)Any fees, costs and expenses incurred in connection with obtaining Gaming Approvals will be borne by Purchaser.

Section 6.11    Government Licenses and Rights. Purchaser agrees that, prior to the Closing Date, it shall use its commercially reasonable efforts to obtain as promptly as practicable all Governmental Licenses and Rights (including all Gaming Approvals and other authorizations under Gaming Laws) that it is required to obtain in order for the transactions contemplated by this Agreement and the other Transaction Documents to be consummated, subject in all respects to Section 6.10(d).

Section 6.12    Estoppels. Prior to the Closing Date, the Seller shall, and shall cause each of the Companies to, use commercially reasonable efforts to obtain (at sole cost and expense of Purchaser) and deliver to Purchaser executed Tenant Estoppels by all tenants under the Tenant Leases, and estoppel certificates from landlords (other than Purchaser or its Affiliates) under all Leases, in forms reasonably satisfactory to Purchaser (it being understood that satisfaction of the covenant set forth in this Section 6.12 shall not be deemed to constitute the satisfaction of the condition set forth in Section 7.6).

Section 6.13    Customer Database. From and after the date hereof, the Boyd Parties shall not, and shall cause their respective Affiliates (other than the Companies) and respective Representatives not to, access or otherwise use the Customer Database for any purpose (except that the Boyd Parties shall have access to the Customer Database solely in connection with providing email marketing services for the Companies pursuant to the eCommerce Shared Services Agreement between Parent and MDDC dated January 1, 2011), and the Boyd Parties shall not direct, authorize or cause the Companies to use the Customer Database for the benefit of any Person other than the Companies. At the Closing, the Boyd Parties shall use its commercially reasonable efforts to cause the Companies to ensure that the Customer Database is accessible and usable for the purposes for which it is used in the Ordinary Course in all material respects to the extent as at the date hereof. As of and after the Closing, if the Boyd Parties determine that a copy of the Customer Database (or any portion thereof) resides on or has become integrated with the information technology systems of any of the Boyd Parties or their Affiliates, the Boyd Parties or their Affiliates shall promptly delete such copy (or portion thereof).

Section 6.14    Certain Employee Matters. Nothing in this Agreement, whether express or implied, shall be deemed to constitute an amendment or other modification under any Plan or Purchaser Plan (including any group health plan), or shall limit the right of the Companies or Purchaser or its Affiliates to amend, terminate or otherwise modify any of its employee benefit plans, as applicable, following the Closing Date. If (i) a Person other than the parties makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Plan or Purchaser Plan and (ii) such provision is deemed to be an amendment to such employee benefit plan even though not explicitly designated as such in this Agreement, then, solely with respect to that employee benefit plan at issue, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

Section 6.15    Further Assurances and Actions. Subject to the terms and conditions herein, each party agrees to use, and Seller agrees to cause the JV Entity to use, prior to the Closing, their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws (including applicable Gaming Laws) to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to fulfill all conditions precedent applicable to such party pursuant to this Agreement and to execute, acknowledge and deliver in proper form any further documents, certificates, agreements and other writings, and take such other action as the other parties may reasonably require, in order to effectively carry out the intent of this Agreement, subject in all respects to Section 6.10(d).

Section 6.16    Tax Matters.

(a)Preparation and Filing of Tax Returns.

(i)Seller shall prepare or cause to be prepared and shall file all Tax Returns with respect to the Companies for any Tax period ending on or before the Closing Date. Seller shall make substantially complete drafts of such Tax Returns available at least 10 Business Days prior to the date such Tax Returns would be delinquent for review by Purchaser to provide Purchaser with an opportunity to comment on and approve such Tax Returns before filing (which approval shall not be unreasonably withheld, delayed, or conditioned). In the event that any of such Tax Returns are completed by Seller after the Closing Date, Purchaser agrees to timely file such Tax Returns (or to cause such Tax Returns to be timely filed) in the form in which they have been agreed with Seller.

(ii)Except as otherwise provided in Section 6.16(b)(i), Purchaser shall prepare or cause to be prepared any Tax Returns with respect to the Companies for any Straddle Period. Purchaser shall make substantially complete drafts of the Tax Returns described in the preceding sentence available at least 10 Business Days prior to the date such Tax Returns would be delinquent for review by Seller to provide Seller with an opportunity to comment on and approve such Tax Returns before filing (which approval shall not be unreasonably withheld, delayed, or conditioned) to the extent Seller is expected to be liable for any material Taxes on or attributable to allocations of income with respect to such Tax Returns.

(iii)Seller and Purchaser shall work in good faith to resolve any disputes regarding approval of any Tax Return filed pursuant to this Section 6.16. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly by the Accounting Firm, the costs of which shall be borne equally by Purchaser and Seller. Notwithstanding the foregoing, the party responsible for the preparation of such Tax Return pursuant to this Section 6.16, shall be permitted to file such Tax Return when due; provided, that the parties agree to timely amend any such Tax Return to reflect the resolution of any such dispute.

(iv)The Companies shall, at Purchaser’s election, cause a Section 754 election to be made with respect to the Tax period that includes the Closing Date.

(v)Seller and Purchaser acknowledge and agree that (a) for purposes of Section 706 of the Code, the parties shall adopt the “calendar day convention” provided for in Treasury Regulations Section 1.706-4(c)(1)(i), (b) all items of income, gain, deduction, loss or credit of the Companies arising on the Closing Date shall be treated as “extraordinary items” under Treasury Regulations Section 1.706-4(e) and (c) to the extent any such items arise on the Closing Date after the Effective Time, such items shall be allocated to the parties in accordance with their interests in the Companies following the sale of the Transferred Interest and the redemption of the Redeemed Interest. Neither Seller nor Purchaser shall take any position (whether in audits, Tax returns, or otherwise) that is inconsistent with the foregoing principles; provided, that in the event of a required departure from such principles, the parties shall make such adjustment to the Purchase Price as may be reasonably required in order to reflect the intended economic arrangement of the parties with respect to the Tax consequences otherwise arising out of such principles.

(b)AC Tax Refund.

(i)Notwithstanding anything to the contrary contained in this Section 6.16, (A) prior to the Closing, Seller shall prepare, or cause to be prepared, any Tax Returns or settlement agreement with respect to the Companies regarding the AC Tax Refund (subject to Purchaser’s reasonable review and consent, such consent not to be unreasonably withheld, conditioned or delayed) and (B) after the Closing, Purchaser shall prepare or cause to be prepared any Tax Returns or settlement agreement with respect to the Companies regarding the AC Tax Refund.

(ii)Prior to Closing, at Seller’s reasonable request, Purchaser will cooperate with Seller and the Companies in obtaining any amounts of the AC Tax Refund owed to the Companies, including through the filing and prosecution of real property Tax appeal Actions, amended Tax Returns or refund claims. After the Closing, at Purchaser’s reasonable request, Seller will cooperate with Purchaser and the Companies in obtaining any amounts of the AC Tax Refund owed to the Companies, including through the filing and prosecution of real property Tax appeal Actions, amended Tax Returns or refund claims. After the Closing, within ten (10) Business Days after any amount of the AC Tax Refund is actually (i) received by Purchaser or the Companies in cash, or (ii) applied or utilized by Purchaser or the Companies (or any of their Affiliates) to offset, or in reduction of, any Tax or any other payment, Purchaser shall cause the JV Entity to remit in cash to Seller fifty percent (50%) of any such amount received, or so applied or utilized, net of fifty percent (50%) of any reasonable out of pocket cost to Purchaser and its Affiliates attributable to obtaining such refund, including, but not limited to any reasonable legal, financial advisor and accounting fees and expenses and any reasonable out of pocket costs relating to the collection of the AC Tax Refund or out of pocket costs associated with enforcing the Companies’ rights to the AC Tax Refund. To the extent that payments are made to Seller on account of any such refund, application or utilization, and any such refund, application or utilization is subsequently disallowed or required to be returned to the applicable Tax authority, Seller agrees to promptly repay the amount of such refund, together with any allocable interest, penalties, or additional amounts imposed by such Tax authority, to Purchaser.

(c)Tax Contests and Control of the AC Tax Refund.

(i)
Following the Closing, Purchaser on its own behalf and on behalf of the Companies, on the one hand, and Seller, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, administrative or judicial proceedings, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or for which such other party may be liable hereunder (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually prejudiced as a result thereof.

(ii)
Subject to Section 6.1(o), prior to the Closing, Seller shall continue to have sole control of the conduct of all Tax Matters (including the AC Tax Refund), including any settlement or compromise thereof, in its capacity as managing member of the JV Entity, on the terms and subject to the conditions set forth in the JV Operating Agreement; provided, however, that (A) Seller shall not effect any such settlement or compromise if the consent of the MGM Member would be required for such settlement or compromise under the JV Operating Agreement or Purchaser could be liable for any material amount, in each case, without obtaining Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (B) Purchaser shall have the right to have a representative designated by the MGM Member present at, and shall be entitled to participate in, all meetings, conferences and conference calls involving the Companies with any third parties, including any Governmental Body regarding the AC Tax Refund. Seller shall deliver, and shall cause the Companies to deliver, to Purchaser copies of all written and electronic materials and all correspondence prepared by or provided to the Companies relating to the AC Tax Refund.

(iii)
Following the Closing, Purchaser shall have sole control of the conduct of all Tax Matters, including any settlement or compromise thereof; provided, however, that Purchaser shall keep Seller reasonably informed of the progress of any Tax Matter and, except as provided in clause (iv) below, shall not effect any such settlement or compromise with respect to which Seller is liable in any material respect without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

(iv)
Except as otherwise provided in this Section 6.16, following the Closing, Purchaser shall have the sole right to control any audit or examination by any Tax authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of the Companies for all Tax periods, including, without limitation, relating to the AC Tax Refund; provided, however, that Purchaser shall keep Seller reasonably informed of the progress of any Action relating to the AC Tax Refund; provided, further, that Purchaser shall not have the right to settle or compromise the AC Tax Refund without Seller’s prior written consent unless such settlement or compromise (A) does not prejudice the Boyd Parties in any way in comparison to Purchaser or any of its Affiliates (provided that the Boyd Parties shall not be deemed prejudiced solely by the fact that they are not party to such settlement or compromise, and nothing in this clause (A) shall require that the Boyd Parties be granted third party beneficiary rights thereunder); and (B) is (1) comprised solely of cash consideration, or (2) if any or all of such settlement or compromise consists of any non-cash consideration, then such non-cash consideration must be (x) currently utilizable by the Boyd Parties, and the Boyd Parties must benefit from such non-cash consideration to the same extent as Purchaser (together with any of its Affiliates and any of the Companies), or (y) payable to the Boyd Parties in immediately available cash funds in an amount equal to such non-cash consideration to the extent applied or utilized from time to time by Purchaser and in each case within ten (10) days of such application, utilization, or receipt (in the case of cash); and (C) the settlement or compromise in which the Boyd Parties and Purchaser (together with any of its Affiliates and any of the Companies) participate is the only agreement or arrangement entered into by Purchaser, any of its Affiliates or any of the Companies granting any of them any direct or indirect benefits in connection with such settlement or compromise.

(v)
Notwithstanding anything to the contrary in this Agreement, no party shall cause or permit the Companies to elect to have the provisions of Subchapter 63C of the Code, as amended by the Bipartisan Budget Act of 2015, Public Law No. 114-74, apply prior to its generally effective date.

(d)Cooperation. Seller shall, and shall cause Seller Group Members to, and Purchaser shall, and shall cause Purchaser Group Members to, (i) provide the other parties with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Tax authority or judicial or administrative proceeding relating to Taxes with respect to the Companies and (ii) retain and provide the other party with reasonable access to all records or information that are directly relevant to such Tax Return, audit, examination or proceeding; provided, however, that (x) the foregoing shall be done at the expense of the party making such request and in a manner so as not to interfere unreasonably with the conduct of the business of the parties, (y) neither Purchaser nor any of its Affiliates shall be entitled to information regarding, or a copy of, any Tax Return of Seller or any direct or indirect beneficial owner of Seller, and (z) neither Seller nor any of its Affiliates shall be entitled to information regarding, or a copy of, any Tax Return of any direct or indirect beneficial owner of Purchaser.

(e)Tax-Sharing Agreements. All Tax-sharing agreements or similar agreements with respect to or involving the Companies shall be terminated as of the Closing Date and, after the Closing Date, none of the Companies shall be bound thereby or have any liability thereunder; provided, however, that the Attribute Allocation Agreement shall remain effective for any Tax periods of the Companies ending on or before the Closing Date.

(f)Conflicts. In the event of any conflict or overlap between the provisions of this Section 6.16 and Article IX, the provisions of this Section 6.16 shall control.

Section 6.17    CRDA Funds. After the Closing, within ten (10) Business Days after any amount of the CRDA Funds is actually received by the Companies, Purchaser shall cause the JV Entity to remit in cash to Seller fifty percent (50%) of any such amount received. Subject to the allocations set forth in the proviso to Section 2.3, any payments made pursuant to this Section 6.17 shall be deemed an adjustment to the Purchase Price for Tax purposes, except as otherwise required by applicable Law.

Section 6.18    Existing Company Indebtedness. At the request of Purchaser, Seller shall, and shall cause the Companies to, cooperate with Purchaser and the Companies’ lenders in connection with any repayment, refinancing or rollover, as the case may be, by Purchaser of the Indebtedness of the Company at the Closing; provided, however, that any consent fee, change of control premium, termination fee, prepayment penalty, make-whole payment, “breakage” cost or similar payment or related cost associated with any such repayment, refinancing or rollover shall be borne by Purchaser (except that any breakage or unwinding of any commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements or other hedging agreements of the Companies covering the same subject matter, shall be split evenly between Purchaser and Seller).

ARTICLE VII

CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATIONS TO CLOSE

All obligations of Purchaser under this Agreement to consummate the Closing are subject to the fulfillment of each of the following conditions, any or all of which may be waived, to the extent legally permissible, in whole or in part by Purchaser, in its sole discretion:

Section 7.1    Performance and Accuracy of Representations. Seller shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them. The Fundamental Representations of the Boyd Parties (read without regard to any materiality qualifications, such as “material” or “Company Material Adverse Effect”) shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and all other representations and warranties of the Boyd Parties set forth in Article III and Article IV (read without regard to any materiality qualifications, such as “material” or “Company Material Adverse Effect”) shall be true and correct as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where such failures of any such representations and warranties (other than any of the Fundamental Representations) to be true and correct would not have a Company Material Adverse Effect.

Section 7.2    Institution of Actions; Injunction. There shall not be in effect any injunction or restraining Order issued by a court of competent jurisdiction in an Action enjoining or otherwise restraining the consummation of the transactions contemplated by any of the Transaction Documents. No Law shall have been enacted, promulgated or enforced by any Governmental Body which prohibits the purchase and sale of the Transferred Interest or the Redeemed Interest, free and clear of any Liens (other than Liens arising under the JV Operating Agreement or securities laws generally).

Section 7.3    Company Material Adverse Effect. Since the Effective Date, there shall not have been any Company Material Adverse Effect.

Section 7.4    Deliveries by Seller. Seller shall have delivered to Purchaser the deliveries set forth in Section 2.6(a).

Section 7.5    Gaming Approvals. All Gaming Approvals shall have been duly obtained and shall be in full force and effect.

Section 7.6    Consents. Seller shall have delivered to Purchaser (1) the Consents of all third parties, including any Tenants, set forth in Section 7.6 of the Seller Disclosure Letter and (2) such other Consents that (i) are required in connection with the consummation of the transactions contemplated hereby and (ii) if not obtained, would materially and adversely affect the operations of the Companies or prevent the consummation of the transactions contemplated hereby, in each case, in form and substance reasonably satisfactory to Purchaser.

Section 7.7    Termination or Amendment of Agreements.
Seller shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that (i) each of the agreements listed on Section 6.4 of the Seller Disclosure Letter has been terminated and/or amended as contemplated by Section 6.4 and (ii) each of the agreements required to be terminated pursuant to Section 6.16(e) has been terminated.

Section 7.8    Material Casualty or Condemnation.
There shall not have occurred a Material Casualty or Material Condemnation Event.

ARTICLE VIII

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS TO CLOSE

All obligations of Seller and Parent under this Agreement to consummate the Closing are subject to the fulfillment of each of the following conditions, any or all of which may be waived, to the extent legally permissible, in whole or in part by Seller, in its sole discretion:

Section 8.1    Performance and Accuracy of Representations. Purchaser shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it, and Purchaser’s representations and warranties set forth in Sections 5.1 and 5.2 (read without regard to any materiality qualifications, such as “material”) shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and all other representations and warranties of Purchaser set forth in Article V (read without regard to any materiality qualifications, such as “material”) shall be true and correct as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where such failures of any such representations and warranties (other than any of Section 5.1 or Section 5.2) to be true and correct would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder and under the Transaction Documents and consummate the transactions contemplated hereby and thereby.

Section 8.2    Institution of Actions; Injunction. There shall not be in effect any injunction or restraining Order issued by a court of competent jurisdiction in an Action enjoining or otherwise restraining the consummation of the transactions contemplated by any of the Transaction Documents. No Law shall have been enacted, promulgated or enforced by any Governmental Body which prohibits the purchase and sale of the Transferred Interest or the Redeemed Interest, free and clear of any Liens (other than Liens arising under the JV Operating Agreement or securities laws generally).

Section 8.3    Deliveries by Purchaser. Purchaser shall have delivered to Seller the deliveries set forth in Section 2.6(b).

Section 8.4    Gaming Approvals. All Gaming Approvals shall have been obtained and shall be in full force and effect.

ARTICLE IX

INDEMNIFICATION

Section 9.1    Survival and Waiver of Indemnification and Exculpation Rights.

(a)If the Closing occurs, all indemnifications, representations, and warranties made herein by the parties and their respective covenants and obligations to be performed pursuant to the terms hereof, shall survive the Closing Date; provided, that except as set forth in the following provisos, the representations and warranties made herein by the parties and, subject to the final sentence of this Section 9.1(a), the related indemnifications, shall terminate fifteen (15) months from the Closing Date; provided, further, that the representations and warranties set forth in Section 4.15 (Taxes), Section 4.12 (Employee Benefits), and Section 4.8 (Environmental Matters) and, subject to the final sentence of this Section 9.1(a), the related indemnifications, shall terminate only upon the expiration of the applicable statute of limitations, if any, plus three (3) months; provided, further, that the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.5 (Title to Transferred and Redeemed Interest), Section 4.1 (Organization); Section 4.2 (Subsidiaries; Capitalization; Investment Rights), Section 3.7 (Brokers), and Section 5.5 (Brokers) and the related indemnifications shall survive the Closing indefinitely (the Sections referenced in this proviso being referred to herein as the “Fundamental Representations”); provided further that all covenants and obligations of the parties (including the covenants set forth in Article VI) that by their terms apply or are to be performed in their entirety at or prior to the Closing, and the related indemnifications shall remain operative and in full force and effect until sixty (60) days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing, if notice of any matter setting forth in reasonable detail a good faith claim for an inaccuracy in or breach of any representation, warranty, covenant or obligation, is given, in good faith, to Purchaser or Seller, as the case may be, in writing pursuant to this Agreement prior to the end of the survival period therefor, any such representation, warranty, covenant or obligation, and the related indemnification, that would otherwise terminate shall be deemed to survive solely with respect to such matter until such matter is resolved.

(b)If the Closing occurs, each Indemnitor hereby waives and forfeits any right to indemnification, contribution, reimbursement, set-off or other rights to recovery that it might otherwise have against any of the Companies or any right to exculpation that it might otherwise have against any Company or any Indemnitee (as defined below), in each case with respect to representations, warranties, covenants, obligations and agreements contained in this Agreement.

Section 9.2    Indemnification by the Boyd Parties. If the Closing occurs, the Boyd Parties shall, jointly and severally, indemnify, defend, reimburse, and hold harmless any Purchaser Group Member from and against any and all Damages suffered or incurred by such Purchaser Group Member in connection with, arising out of, or attributable to:

(a)any inaccuracy in or breach of any representation or warranty (other than any representation or warranty contained in Section 4.14 (Taxes)) made by any Boyd Party in this Agreement or any certificate delivered by any Boyd Party in connection with this Agreement, as of the Effective Date or as of the Closing Date as if such representation or warranty were made on and as of the Closing Date (except that any such representation or warranty which by its express terms is made solely as of a specified earlier date shall be deemed to be made as of such specified earlier date);

(b)a breach of or failure to perform any covenant or agreement in this Agreement made or to be performed by any Boyd Party;

(c)(i) 50% of any and all Taxes (or the non-payment thereof) of the Companies for all Pre-Closing Tax Periods, (ii) 100% of any and all Taxes of Seller or its Affiliates, including any Taxes imposed on Seller or its Affiliates (which, for this purpose, shall not include any of the Companies) with respect to the sale of or to the extent allocable to the Transferred Interest or the Redeemed Interest with respect to any Pre-Closing Tax Periods, including any Taxes payable to the Division arising from the transactions contemplated by the Transaction Documents, (iii) 50% of any and all Taxes of any Person (other than the Companies) imposed on any Company as a transferee, successor, by contract or otherwise, which Taxes relate to any event or transaction occurring on or prior to the Closing Date, (iv) any inaccuracy in or breach of any representation or warranty contained in Section 4.14 made by any Boyd Party in this Agreement or any certificate delivered in connection with this Agreement, as of the Effective Date or as of the Closing Date as if such representation or warranty were made on and as of the Closing Date, and (v) any breach of or failure to perform any covenant or agreement set forth in this Agreement made or to be performed by any Boyd Party with respect to Taxes, including the covenants and agreements set forth in Section 6.16. With respect to any Straddle Period, the amount of any Taxes based on or measured by the income or receipts of the Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the end of the Closing Date, and the amount of other Taxes of the Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 9.3    Indemnification by Purchaser. If the Closing occurs, Purchaser shall, indemnify, defend, reimburse, and hold harmless any Seller Group Member from and against any and all Damages suffered or incurred by such Seller Group Member in connection with, arising out of, or attributable to (a) any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement or any certificate delivered by Purchaser in connection with this Agreement, as of the Effective Date or as of the Closing Date as if such representation or warranty were made on and as of the Closing Date (except that any such representation or warranty which by its express terms is made solely as of a specified earlier date shall be deemed to be made as of such specified earlier date), or (b) a breach of or failure to perform any covenant or agreement made or to be performed by Purchaser, including all covenants and agreements with respect to Taxes set forth in Section 6.16 or elsewhere in this Agreement.

Section 9.4    Limitations on Indemnification.

(a)For the purpose of measuring Damages of the Purchaser Group Members under this Article IX, except for (i) any inaccuracy in or breach of any Fundamental Representation made by Seller or Parent that relates solely to the Boyd Parties or the Transferred Interest and/or the Redeemed Interest, (ii) fraud or intentional misrepresentation, or (iii) any breach of or failure to perform any covenant or agreement made or to be performed, the Purchaser Group Members shall only be entitled to indemnification for Damages suffered or incurred on account of the ownership of 50% of the JV Entity and its Subsidiaries.

(b)Purchaser Group Members shall not be entitled to be indemnified pursuant to Section 9.2(a) unless and until the aggregate amount of Damages suffered or incurred by Purchaser Group Members exceeds the Basket, whereupon Purchaser Group Members shall be indemnified for the amount of such Damages in excess of the Basket, and the aggregate amount of all such Damages for which the Purchaser Group Members shall be entitled to indemnification pursuant to Section 9.2(a) shall not exceed the Cap. Notwithstanding the foregoing, the limitations set forth in this Section 9.4(b) shall not apply with respect to (i) any fraud or intentional misrepresentation by Seller or Parent with respect to any representations or warranties by any Boyd Party made in this Agreement, (ii) any inaccuracy in or breach of any Fundamental Representation made by Seller or Parent, or (iii) any inaccuracy in or breach of any representation or warranty made by Seller in Section 4.3, but only to the extent that (x) such inaccuracy or breach resulted in an inaccurate calculation of Closing Indebtedness or Closing Working Capital, (y) such inaccuracy was not otherwise addressed in the post-Closing adjustment process set forth in Section 2.5, and (z) Purchaser did not have actual knowledge of such inaccuracy or breach and the effect thereof on the calculation of Closing Indebtedness or Closing Working Capital at the time it submitted its Post-Closing Statement pursuant to Section 2.5; provided, however, that the aggregate amount of Damages for which the Purchaser Group Members shall be entitled to be indemnified and held harmless pursuant to Section 9.2(a) with respect to the matters described in the foregoing clauses (i) through (iii) shall not exceed the Closing Payment. Notwithstanding anything herein to the contrary, the Boyd Parties’ aggregate liability for any liabilities under this Agreement shall not, in the aggregate, exceed an amount equal to the Closing Payment.

(c)Seller Group Members shall not be entitled to be indemnified pursuant to Section 9.3(a) unless and until the aggregate amount of Damages suffered or incurred by Seller Group Members exceeds the Basket, whereupon Seller Group Members shall be indemnified for the amount of such Damages in excess of the Basket, and the aggregate amount of all such Damages for which the Seller Group Members shall be entitled to indemnification pursuant to Section 9.3(a) shall not exceed the Cap. Notwithstanding the foregoing, the limitations set forth in this Section 9.4(c) shall not apply with respect to (i) any fraud or intentional misrepresentation by Purchaser with respect to any representations or warranties by Purchaser made in this Agreement or (ii) any inaccuracy in or breach of any representation or warranty made in Section 5.1 or 5.2 by Purchaser; provided, however, that the aggregate amount of Damages for which the Seller Group Members shall be entitled to indemnification pursuant to Section 9.3(a) with respect to (i) any fraud or intentional misrepresentation by Purchaser or (ii) any inaccuracy in or breach of representation or warranty made in Section 5.1 or Section 5.2 by Purchaser, shall not exceed the Closing Payment. Notwithstanding anything herein to the contrary, Purchaser’s aggregate liability for liabilities under this Agreement shall not, in the aggregate, exceed an amount equal to the Closing Payment.

(d)The parties acknowledge and agree that from and after the Closing, the indemnification provisions contained in Section 9.2 and Section 9.3 shall be the sole and exclusive remedy for Damages arising out of or caused by any inaccuracy in or breach of any of the representations or warranties or the breach of or failure to perform any of the covenants or agreements of the parties contained in this Agreement (except for any remedies that may be available under the other Transaction Documents) or, without duplication of the remedies available under this Agreement, the JV Operating Agreement or otherwise relating to the subject matter of this Agreement; provided that this Section 9.4(d) shall have no impact on the calculation of the Purchase Price (and the components thereof), including for purposes of Section 2.5.

(e)In calculating the amount of any Damages payable to an Indemnitee hereunder, the amount of the Damages (i) shall not be duplicative of any adjustments to the Purchase Price pursuant to Article II, and (ii) shall not be duplicative of any other Damages for which an indemnification payment has been made under this Agreement.

(f)The waiver of any condition based on the accuracy of any representation or warranty set forth in this Agreement, or on the performance of or compliance with any covenant, obligation or agreement set forth in this Agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, obligations and agreements.

(g)In determining Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any “materiality”, “in all material respects”, “Material Adverse Effect” or other similar standard or qualification contained in such representation or warranty shall be disregarded for purposes of calculating the amount of any Damages, but not for purposes of determining whether any breach has occurred.

Section 9.5    Tax Treatment of Indemnity Payments.
Subject to the allocations set forth in the proviso in Section 2.3, all indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for Tax purposes, except as required by applicable Law.

Section 9.6    Notice and Payment of Claims.

(a)Any Purchaser Group Member or Seller Group Member seeking indemnification hereunder (an “Indemnitee”) for any matter (whether or not involving a Third-Party Claim) shall, prior to the end of the survival period of the applicable representation, warranty, covenant or obligation, as provided in the first sentence of Section 9.1(a), give to the party or parties obligated to provide indemnification to such Indemnitee (an “Indemnitor”) a notice (“Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based. Any Claim Notice shall be given by the Indemnitee to the Indemnitor promptly after the Indemnitee becomes aware of the claim; provided, however, that, so long as such notice is delivered prior to the end of the survival period for the applicable representation, warranty, covenant or obligation, as provided in the first sentence of Section 9.1(a), the Indemnitee shall not be foreclosed from seeking indemnification pursuant to this Article IX by any failure to provide timely notice of the existence of an claim to the Indemnitor except and only to the extent that the Indemnitor has been materially damaged or prejudiced as a result of such delay.

(b)With respect to any claim for indemnification for any matter (whether or not involving a Third-Party Claim), the Indemnitor shall, upon the presentation of invoices or other documentation evidencing any indemnifiable amounts, promptly reimburse the Indemnitee for all Damages reflected therein in connection with any such claim.

Section 9.7    Third Party Claims.

(a)Except as specifically provided for in this Section 9.7, the Indemnitee shall be entitled to conduct and control the defense of any claim brought or initiated by any Person who is not a party to this Agreement for which such Indemnitee is seeking indemnification pursuant to this Article IX (a “Third Party Claim”). The Indemnitee shall permit the Indemnitor to participate in the defense of such Third Party Claim through counsel chosen by the Indemnitor, but the fees and expenses of such counsel shall be borne by the Indemnitor.

(b)Subject to the terms and conditions set forth in this Section 9.7, the Indemnitor may elect to conduct and control the defense of any Third Party Claim. The Indemnitor shall have 20 Business Days after receipt of a Claim Notice to notify the Indemnitee that it is electing to conduct and control the defense of such Third Party Claim. If the Indemnitor does not give the foregoing notice, the Indemnitee shall have the right to conduct and control the defense of the Third Party Claim in the same manner and on the same basis as set forth in Section 9.7(a) (without prejudice to the Indemnitee’s right to seek indemnification pursuant to this Article IX). If the Indemnitor gives the foregoing notice:

(i)
The Indemnitor shall have the right, at its sole expense, to conduct and control the defense of such Third Party Claim with counsel reasonably acceptable to the Indemnitee, and the Indemnitee shall cooperate with the Indemnitor in connection therewith and make reasonably available to the Indemnitor all witnesses, pertinent records, materials and information in the Indemnitee’s direct or indirect possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party;

(ii)
The Indemnitor shall permit the Indemnitee to participate in such conduct or settlement of such Third Party Claim through counsel chosen by the Indemnitee, and the fees and expenses of such counsel shall be borne by the Indemnitee;

(iii)	The Indemnitor shall not compromise or settle any such Third Party Claim without the consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed); and

(iv)
If the Indemnitor does not diligently conduct the defense of such Third Party Claim, the Indemnitee may elect to re-assume the conduct and control of the defense of such Third Party Claim at the expense of the Indemnitor; provided, however, that the Indemnitee shall not compromise or settle any such Third Party Claim without the consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

(c)Notwithstanding the foregoing, if the Indemnitor is a Boyd Party, the Indemnitor shall have no right to conduct and control the defense of any Third Party Claim that (i) seeks an injunction or other equitable relief against the Indemnitee, (ii) involves criminal allegations against a Purchaser Group Member, (iii) involves monetary liability exceeding the Cap, or (iv) would reasonably be expected to materially and adversely affect the business or reputation of Purchaser. In any Third Party Claim described in the foregoing sentence, Indemnitee shall conduct and control the defense of such Third Party Claim in the same manner and on the same basis as set forth in Section 9.7(a) (without prejudice to the Indemnitee’s right to seek indemnification pursuant to this Article IX).

(d)The parties shall act in good faith and reasonably cooperate with each other in responding to, defending against, settling or otherwise dealing with all Third Party Claims for which indemnification is sought, notwithstanding any dispute as to liability under this Article IX.

Section 9.8    Effect of Insurance; Other Recoveries; Mitigation. The Indemnitee will, and will cause its Affiliates to, use reasonable efforts, but shall not be obligated to incur any material expense, to mitigate any Damages for which such Indemnitee seeks indemnification under this Agreement. The amount of any Damages for which indemnification is provided under this Article IX will be reduced only by (i) any amounts that are actually recovered by the Indemnitee or any of its Affiliates from any third party, and (ii) any insurance proceeds or other cash receipts or source of reimbursement that are actually received by the Indemnitee or any of its Affiliates, in each case, less (so that the Indemnitee shall be made whole for) Damages suffered by the Indemnitee in procuring such recovery or undertaking such mitigation, which offsetting Damages shall include the costs, if any, resulting from premium adjustments with respect to such insurance policy. In the event that an Indemnitor indemnifies an Indemnitee on any claim hereunder, the Indemnitor shall be subrogated to all rights that the Indemnitee may have against any third party with respect to the subject matter of such indemnification, and, if the Indemnitee is not pursuing such claim, the Indemnitee will assign to the Indemnitor, to the fullest extent allowable, its rights and causes of action with respect to such claim, or in the event that assignment is not permissible, the Indemnitor will be allowed, at its option and in its sole discretion, to pursue such claim in the name of the Indemnitee or its Affiliate, at the Indemnitor’s expense. If an Indemnitee receives any payment from an Indemnitor in respect of Damages and the Indemnitee could have recovered all or a part of such Damages from a third party based on the underlying claim or demand asserted against such Indemnitor, then such Indemnitee will transfer such of its rights to proceed against such third party as are necessary to permit such Indemnitor to recover from such third party the amount of such payment.

ARTICLE X

TERMINATION

Section 10.1    Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a)by the mutual written consent of Purchaser and Seller;

(b)by either Seller or Purchaser upon written notice to the other parties if a Governmental Body shall have issued an Order or taken any other Action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, which order or other Action is final and nonappealable;

(c)by Purchaser, upon written notice to Seller, if (i) one or more of the conditions specified in Article VII has not been satisfied at the time at which the Closing would otherwise occur; or (ii) there has been an inaccuracy in or breach of any representation or warranty made by any Boyd Party or a breach of or failure to perform any covenant or agreement made or to be performed by any Boyd Party contained in this Agreement, which, in either case, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article VII to be fulfilled or satisfied; provided, that notice of such non-fulfillment, inaccuracy, breach, or failure to perform shall have been given to Seller or Parent, as applicable, and such non-fulfillment, inaccuracy, breach, or failure to perform shall not have been cured within twenty (20) Business Days of receipt of such notice; provided, further, that to terminate this Agreement pursuant to this Section 10.1(c), Purchaser must not be in violation or breach in a material respect of any representation, warranty, covenant or agreement contained in this Agreement;

(d)by either Seller or Purchaser, upon written notice to the other party, if the Closing shall not have occurred by 11:59 p.m. Eastern Time on the date that is the one hundred and twentieth day after the Effective Date (as it may be extended pursuant to this Section 10.1(d), the “Outside Date”); provided, however, that Purchaser shall be permitted by written notice to Seller to extend the Outside Date for up to two periods of thirty (30) days each if, on the then applicable Outside Date:

(i)any of the Gaming Approvals required in Section 7.5 or Section 8.4 for the closing of the transactions contemplated by this Agreement by such date has not been obtained,

(ii)none of the Gaming Authorities has affirmatively determined that any of the Gaming Approvals will not be granted, and no Gaming Authority has issued any Order or taken any other Action, in any case, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, which Order or other Action is final and nonappealable, and

(iii)Purchaser is not in violation or breach in a material respect of any representation, warranty, covenant or agreement contained in this Agreement (including Section 6.10);

provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to any party whose breach of a representation, warranty, covenant or obligation made under this Agreement by such party results in the failure of any condition set forth in Article VII or Article VIII to be fulfilled or satisfied on or before such date;

(e)by Seller, upon written notice to Purchaser, if (i) one or more of the conditions specified in Article VIII has not been satisfied at the time at which the Closing would otherwise occur; or (ii) there has been an inaccuracy in or breach of any representation or warranty made by Purchaser or a breach of or failure to perform any covenant or agreement made or to be performed by Purchaser contained in this Agreement, which, in either case, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article VIII to be fulfilled or satisfied; provided, that notice of such non-fulfillment, inaccuracy, breach, or failure to perform shall have been given to Purchaser, and such non-fulfillment, inaccuracy, breach, or failure to perform shall not have been cured within twenty (20) Business Days of receipt of such notice; provided, further, that to terminate this Agreement pursuant to this Section 10.1(e), Seller and Parent must not be in violation or breach in a material respect of any representation, warranty, covenant or agreement contained in this Agreement; and

(f)by either Seller or Purchaser upon written notice to the other party if any Gaming Authority shall have affirmatively determined that any of the Gaming Approvals will not be granted; provided, however, that no party shall have the right to terminate the Agreement pursuant to this Section 10.1(f) if such party’s (or, in the event the terminating party is Seller, if Seller’s or Parent’s) violation or breach of any representation, warranty, covenant or agreement made under this Agreement by such party results in such Gaming Authority determination that Gaming Approvals will not be granted.

Section 10.2    Effect of Termination.

(a)In the event of a termination of this Agreement, all further obligations of the parties under this Agreement, except for the obligations under Article XI, this Section 10.2 or Section 6.3(b), shall terminate and, except as set forth in Article XI, this Section 10.2 and Section 6.3(b), no party shall have any right under this Agreement against any other party; provided, however, that termination under Section 10.1 shall not relieve any party of liability for any failure to perform or comply with this Agreement prior to the date of termination, or constitute a waiver of any claim with respect thereto and shall not affect the rights and obligations of the parties under the other Transaction Documents.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Notices and Addresses. Any notice, demand, requests or other communication under this Agreement shall be in writing and will be given or made by delivery in person, by courier service,

by facsimile or e-mail (with a copy sent by another means specified herein), or by registered or certified mail (postage prepaid, return receipt requested). Notices shall be deemed to have been duly given on the date of service, if personally served, or if by facsimile or electronic mail, upon written confirmation of receipt, and on the Business Day after notice is delivered to a courier if sent by a nationally recognized, overnight courier (with tracking capability). All notices shall be addressed as follows:

If to Parent or Seller:
Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, Nevada 89163
Attention: General Counsel
Fax: (702) 792-7335
E-mail: brianlarson@boydgaming.com

With a copy to:

Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, Nevada 89163
Attention: Chief Executive Officer
Fax: (702) 792-7335
E-mail: keithsmith@boydgaming.com

With a copy (which will not constitute notice) to:

Brandon C. Parris
Jeffrey Washenko
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Fax: 415-268-7522
E-mail: BParris@mofo.com
JWashenko@mofo.com

If to Purchaser:

MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Attention: General Counsel
Facsimile No.: (702) 693-8123
Email: jmcmanus@mgmresorts.com

With a copy (which will not constitute notice) to:

Munger, Tolles & Olson LLP
355 South Grand Avenue
Suite 3500
Los Angeles, California 90071
Attn: Kevin S. Masuda
Fax: (213) 687-3702
E-mail: Kevin.Masuda@mto.com

Section 11.2    Entire Agreement. This Agreement and the exhibits, schedules and appendices to this Agreement and the other Transaction Documents, including without limitation the Redemption Agreement, contain every obligation and understanding between the parties relating to the subject matter hereof and merge all prior discussions, negotiations and agreements, if any, between them, and none of the parties shall be bound by any representations, warranties, covenants, or other understandings, other than as expressly provided or referred to herein.

Section 11.3    No Amendment to JV Operating Agreement. Notwithstanding anything herein to the contrary, except for the restriction on distributions set forth in Section 6.1(i), nothing in this Agreement shall amend or modify the JV Operating Agreement or Parent’s, Seller’s, Purchaser’s and MGM Member’s respective rights and obligations thereunder, which shall continue in full force and effect unless and until the Closing occurs.

Section 11.4    Assignment. This Agreement may not be assigned by any party without the written consent of the other parties; provided, however, that this Agreement may be assigned by Purchaser to an Affiliate thereof, but only if such assignment does not and would not reasonably be expected to make the satisfaction or performance of any term or condition of this Agreement more difficult or less likely and Purchaser remains liable for all of its obligations hereunder; provided, further, that unless otherwise agreed upon by the other party in writing, the assigning party shall remain jointly and severally liable with the assignee for its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

Section 11.5    Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party entitled to the benefit thereof, and any term, condition or covenant hereof may be amended by the unanimous written consent of the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on its behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party hereto to take any action with respect to any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action with respect to such breach or default or any subsequent breach or default by such other party.

Section 11.6    Access to Information. Prior to the earlier of the Closing Date and the termination of this Agreement, and without limiting MGM Member’s rights under the JV Operating Agreement or applicable law, Seller shall afford and shall cause the Companies to afford to Purchaser, through the Companies’ officers, attorneys, accountants and authorized Representatives, reasonable access to the offices, properties, books and records of each Company on reasonable notice during normal business hours in order to permit Purchaser to make such investigation of the business, properties and operations of each Company as Purchaser may deem necessary or desirable to the extent legally permissible and as would not be reasonably likely to violate the terms of any existing agreement with any third party or to threaten the treatment with respect to the continued effectiveness of any attorney-client privilege (taking into account any common interest privilege or any other available privilege or defense). Purchaser shall coordinate communications with the employees of the Companies through Representatives of Seller. Without limitation of the foregoing and MGM Member’s rights under the JV Operating Agreement, prior to the Closing Date, Seller shall cause the JV Entity to make the persons identified in Section 11.6 of the Seller Disclosure Letter (or other reasonably acceptable Company Representatives) reasonably available during normal business hours to confer with Purchaser concerning the business and operations of the Companies.

Section 11.7    Confidentiality; Publicity. The parties acknowledge that they continue to be bound by the confidentiality provisions set forth in Section 8.2 of the JV Operating Agreement with respect to the information governed thereby. Notwithstanding the foregoing, in the event that information is required to be disclosed by securities or other applicable Law or if the disclosing party receives a request to disclose all or any part of the confidential information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a Governmental Body, the disclosing party may comply with such requirement of Law and in connection therewith agrees (i) to promptly notify the other party of the existence, terms and circumstances surrounding such disclosure requirement or request, (ii) to consult with the other party, and at its own expense, cooperate with the other party to take legally available steps to resist or narrow such disclosure or request, and (iii) if disclosure of such information is required, to exercise reasonable efforts to obtain an order or other reliable assurance that confidential treatment shall be accorded to such portion of the disclosed information which the other party so designates.

Section 11.8    Books and Records. From and after the Closing, Purchaser shall, and shall cause Purchaser Group Members (and after the Closing the JV Entity and the other Companies) to, and Seller shall, and shall cause Seller Group Members to, provide the other party with such information as may be reasonably requested for all periods prior to and after the Closing Date to enable Seller or Purchaser, as applicable, to prepare Tax Returns and financial and other reports with respect to the Companies, and each of Seller and Purchaser shall, on reasonable notice to the other party, have access during usual business hours to the books and records relevant to such Tax Returns and financial and other reports, and may make copies and extracts from such books and records, for all reasonable business and Tax purposes. Each of Purchaser Group Members and Seller Group Members agrees to retain books and records relevant to the Companies for all periods prior to the Closing Date for at least ten (10) years after the Closing Date.

Section 11.9    No Third Party Beneficiary. Except as set forth in Article IX or the Redemption Agreement, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give (i) any Person other than the parties and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement or (ii) any Person who is an employee of the Company or ERISA Affiliate, any other service provider of the Companies or Purchaser or any Affiliate of the Companies or Purchaser, any beneficiary or dependent of the foregoing, or any collective bargaining representative thereof (if any), any right to employment, and/or the compensation, terms and conditions of employment and/or benefits that may be provided to any such Person (including any employee of the Company or ERISA Affiliate) by the Companies or Purchaser or any of their Affiliates or under any Plan.

Section 11.10    Severability. In the event that any provision of this Agreement shall be held to be invalid or unenforceable by any court of competent jurisdiction, such provision shall be interpreted so as to comply with the ruling of such court and such holding shall in no way affect, invalidate, or render unenforceable any other provision hereof.

Section 11.11    Expenses. Purchaser agrees to pay, without right of reimbursement from any other party, the costs incurred by them incident to the performance of their obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs incident to the preparation of this Agreement, and the fees and disbursements of counsel, accountants and consultants employed by such party in connection herewith. Except as otherwise provided in this Agreement, Seller agrees to pay, without right of reimbursement from any other party, the costs incurred by it incident to the performance of their obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs incident to the preparation of this Agreement, and the fees and disbursements of counsel, accountants, consultants and advisors engaged by any such parties in connection herewith. Any amounts to which any party claims to be entitled from any other party under this Agreement may be offset against any amounts in whatever form otherwise payable under this Agreement by the second party to the first party.

Section 11.12    Post-Closing Assistance and Cooperation. In connection with the transactions contemplated by this Agreement, and after the Closing Date, each of Seller and Purchaser shall (and shall cause their respective Affiliates to) use their respective reasonable efforts to establish an exemption from (or otherwise reduce) any Transfer Taxes, and shall timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Transfer Taxes.

Section 11.13    Transfer Taxes. Notwithstanding anything contained in this Agreement to the contrary, all documentary, sales, use, registration, value added, transfer (including real property transfer), stamp, registration and similar Taxes, fees and costs incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne 50% by Purchaser and 50% by Seller. Purchaser shall take all reasonable actions to minimize the Transfer Taxes that will be payable in connection with the transactions contemplated hereby. Purchaser shall pay or cause to be paid all required Transfer Taxes to the relevant Tax authority and shall file or cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, Seller will join in the execution of such Tax Returns and other documentation. Seller shall pay to Purchaser the portion of any such Transfer Taxes for which Seller is liable under this Section 11.13 at least five (5) Business Days before the applicable payment of Transfer Taxes is due to the relevant Tax authority provided Purchaser has given Seller reasonable notice and documentation thereof.

Section 11.14    No Strict Construction The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 11.15    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 11.16    Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a)This Agreement and all matters arising hereunder or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of New Jersey, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of New Jersey or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New Jersey.

(b)Each of the parties hereby agrees that any action or proceeding (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law) that it commences against any other party relating to this Agreement shall be heard and determined exclusively in the state courts of the State of New Jersey and the appropriate appellate courts therefrom, and in no other court; provided, however, that in the event any such court determines that it lacks subject matter jurisdiction over any action or proceeding, such action or proceeding shall be heard and determined exclusively in another state or federal court sitting in the state of New Jersey and the appropriate appellate courts therefrom. Each of the parties expressly agrees and acknowledges that all courts sitting in the state of New Jersey are an appropriate and convenient forum for resolution of any and all actions or proceedings brought pursuant to this Agreement, that it shall not suffer any undue hardship or inconvenience if required to litigate in such court, and that such court is fully competent and legally capable of adjudicating any such actions or proceedings. Each party further represents that it has agreed to the jurisdiction of such courts, in respect of any action or proceeding relating to this Agreement after being fully and adequately advised by legal counsel of its own choice concerning the procedures and laws applied in such courts and has not relied on any representation by any other party or its Affiliates, Representatives or advisors as to the content, scope or effect of such procedures and law, and shall not contend otherwise in any proceeding in any court of any jurisdiction.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.16(C).

Section 11.17    Headings; Interpretation. Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The schedules, exhibits and appendices referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a schedule is or is not material for purposes of this Agreement. Whenever the context of this Agreement requires, words used in the singular shall be construed to include the plural and vice versa, and pronouns of whatsoever gender shall be deemed to include and designate the masculine, feminine, or neuter gender. Unless the context otherwise expressly requires, the words “include”, “includes” and “including” shall be deemed to be immediately followed by the words “without limitation”; and the terms “hereof,” “herein,” “hereto,”

“herewith”, “hereunder”, “hereby” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular term or provision of this Agreement, unless otherwise specified.

Section 11.18    Further Assurances. From time to time, following the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Purchaser such other instruments of conveyance and transfer as Purchaser may reasonably request to more effectively convey and transfer to, and vest in, Purchaser and to put Purchaser in possession of, any part of the Transferred and Redeemed Interest. From time to time following the Closing, Purchaser shall execute and deliver, or cause to be executed and delivered, to Seller such other instruments and documents as Seller may reasonably request to more effectively consummate the transactions contemplated hereby.

Section 11.19    Specific Performance. The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts authorized under Section 11.16 to adjudicate disputes arising under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave, as a defense, counterclaim or otherwise, in any action or proceeding involving this Agreement, any claim or argument that there is an adequate remedy at Law or that an award of specific performance is not otherwise an available or appropriate remedy. Any requirements for the securing or posting of any bond with such remedy are waived. Without limiting the generality of the foregoing, the parties agree that (i) Seller shall be entitled to specific performance against Purchaser (A) of Purchaser’s obligations to consummate the transactions contemplated by this Agreement and to conduct the Closing upon the satisfaction or waiver of the conditions set forth in Article VII, and (B) to enforce and to prevent any breach by Purchaser of their covenants under this Agreement and (ii) Purchaser shall be entitled to specific performance against Seller and Parent (A) of Seller’s and Parent’s obligation to consummate the transactions contemplated by this Agreement and to conduct the Closing upon the satisfaction or waiver of the conditions set forth in Article VIII, and (B) to enforce and to prevent any breach by Seller and Parent of their covenants under this Agreement; provided, however, that, subject to Article IX, nothing herein shall affect the right of any of the parties to seek recovery against any party at Law, in equity or otherwise, with respect to any covenants, agreements or obligations to be performed by such party or parties.

Section 11.20    Disclosures. All disclosures set forth in the Seller Disclosure Letter will be numbered to correspond to the applicable sections to which such disclosure refers (regardless of the presence or absence of any specific reference to the Seller Disclosure Letter in this Agreement); provided, however, that an exception set forth in any section of the Seller Disclosure Letter will be deemed to be an exception to any other representation or warranty of the applicable Boyd Party or Purchaser contained in this Agreement, as applicable, to the extent that (i) the relevance of such exception to such other representation or warranty is reasonably apparent on the face of such exception, or (ii) the exception provides a section reference to such other representation or warranty.

Section 11.21    New Jersey Solid Waste Management Act. Seller hereby notifies Purchaser that portions of the Real Property were formerly used as the Atlantic City Municipal Landfill, a dredge spoils area, the Atlantic City Department of Public Works and a former incinerator. The landfill was capped and engineering controls constructed between approximately 1996 and 2003. The closed landfill is subject to certain operation, maintenance and institutional controls and requirements. For the avoidance of doubt, Seller intends that this Section 11.21 should satisfy Seller’s disclosure requirements pursuant to the New Jersey Solid Waste Management Act, N.J.S.A. 13:1E-116(a).

Section 11.22    New Jersey Bulk Sales. Seller acknowledges that Purchaser shall be entitled to file with the State of New Jersey, the Division of Taxation (the “Division”), a Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) and an executed copy of this Agreement, enumerating the purchase price and the terms and the conditions hereof, as required by law and as necessary to obtain a letter of tax clearance from the Division. Seller acknowledges that Seller may be required by the Division to complete an asset transfer tax declaration in order for the Division to provide a letter of tax clearance. Seller and each of its partners, members or managers hereby agree to use commercially reasonable efforts to provide such completed declarations to the Division at least fifteen (15) days prior to the Closing, provided that Purchaser has previously filed its Form C-9600 with the Division. Seller agrees to use commercially reasonable efforts to cooperate in good faith with Purchaser with filing the above documents and obtaining a letter of tax clearance from the Division. The provisions of this Section 11.22 shall survive the Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have each executed and delivered this Agreement as of the date first above written.

PURCHASER

MGM RESORTS INTERNATIONAL

By: /s/ John M. McManus
Name: John M. McManus
Title: Executive Vice President, General Counsel and Secretary

SELLER

BOYD ATLANTIC CITY, INC.

By: /s/ Brian A Larson
Name: Brian A. Larson
Title: Vice President

PARENT

BOYD GAMING CORPORATION

By: /s/ Brian A Larson
Name: Brian A. Larson
Title: Executive Vice President